Exhibit 99-1

TRUST INDENTURE

DATED AS OF THE 8th DAY OF SEPTEMBER, 2011

BETWEEN

WI-LAN INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

PROVIDING FOR THE ISSUE OF DEBENTURES

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1

1.2	Meaning of “Outstanding”	9

1.3	Rules of Interpretation	10

1.4	Language	11

1.5	Successors and Assigns	11

1.6	Benefits of Trust Indenture	11

1.7	No Recourse Against Debenture Trustees and Others	11

1.8	Immunity of Debenture Trustees and Others	12

1.9	Schedules	12

ARTICLE 2 THE DEBENTURES		12

2.1	Limit of Debentures	12

2.2	Terms of Debentures of any Series	12

2.3	Form of Debentures	14

2.4	Form and Terms of Initial Debentures	14

2.5	Certification and Delivery of Additional Debentures	24

2.6	Issue of Global Debentures	25

2.7	Execution of Debentures	26

2.8	Certification	26

2.9	Interim Debentures or Certificates	27

2.10	Mutilation, Loss, Theft or Destruction	27

2.11	Concerning Interest	28

2.12	Debentures to Rank Subordinate and Pari Passu	28

2.13	Payments of Amounts Due on Maturity	28

2.14	Payment of Interest	29

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		31

3.1	Fully Registered Debentures	31

3.2	Global Debentures	31

3.3	U.S. Restrictions	33

3.4	Issuance of Restricted Debentures with U.S. Restrictions	33

3.5	Transferee Entitled to Registration	34

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3.6	No Notice of Trusts	34

3.7	Registers Open for Inspection	35

3.8	Exchanges of Debentures	35

3.9	Closing of Registers	35

3.10	Charges for Registration, Transfer and Exchange	36

3.11	Ownership of Debentures	36

ARTICLE 4 REDEMPTION AND PURCHASE OF DEBENTURES		37

4.1	Applicability of Article	37

4.2	Partial Redemption	37

4.3	Notice of Redemption	38

4.4	Debentures Due on Redemption Dates	39

4.5	Deposit of Redemption Moneys or Common Shares	39

4.6	Right to Repay Redemption Price in Common Shares	39

4.7	Failure to Surrender Debentures Called for Redemption	42

4.8	Cancellation of Debentures Redeemed	43

4.9	Purchase of Debentures by the Corporation	43

4.10	Right to Repay Principal Amount in Common Shares at Maturity	44

4.11	Right to Pay all Amounts in Common Shares	47

ARTICLE 5 SUBORDINATION OF DEBENTURES		47

5.1	Applicability of Article	47

5.2	Order of Payment	47

5.3	Subrogation to Rights of Holders of Senior Indebtedness	48

5.4	Obligation to Pay Not Impaired	48

5.5	Payment on Debentures Permitted	48

5.6	Confirmation of Subordination	49

5.7	Knowledge of Debenture Trustee	49

5.8	Debenture Trustee May Hold Senior Indebtedness	49

5.9	Rights of Holders of Senior Indebtedness Not Impaired	49

5.10	Altering the Senior Indebtedness	49

5.11	Additional Indebtedness	50

5.12	Right of Debentureholder to Convert Not Impaired	50

5.13	Subordination not to be Impaired	50

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ARTICLE 6 CONVERSION OF DEBENTURES		52

6.1	Applicability of Article	52

6.2	Revival of Right to Convert	53

6.3	Manner of Exercise of Right to Convert	53

6.4	Adjustment of Conversion Price	54

6.5	No Requirement to Issue Fractional Common Shares	58

6.6	Trust to Reserve Common Shares	58

6.7	Cancellation of Converted Debentures	58

6.8	Certificate as to Adjustment	59

6.9	Notice of Special Matters	59

6.10	Protection of Debenture Trustee	59

ARTICLE 7 COVENANTS OF THE CORPORATION		60

7.1	General Covenants	60

7.2	To Pay Debenture Trustee’s Remuneration	60

7.3	To Give Notice of Default	60

7.4	Preservation of Existence, etc.	60

7.5	Additional Covenants	61

7.6	Reporting Requirements	62

7.7	Performance of Covenants of Debenture Trustee	63

7.8	Taxation	63

ARTICLE 8 DEFAULT		64

8.1	Events of Default	64

8.2	Notice of Events of Default	65

8.3	Waiver of Default	66

8.4	Waiver of Declaration	66

8.5	Enforcement by the Debenture Trustee	67

8.6	No Suits by Debentureholders	68

8.7	Application of Moneys by Debenture Trustee	69

8.8	Notice of Payment by Debenture Trustee	70

8.9	Debenture Trustee May Demand Production of Debentures	70

8.10	Remedies Cumulative	70

8.11	Judgment Against the Corporation	70

8.12	Control by Holders	71

8.13	Rights of Holders to Receive Payment	71

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8.14	Delay or Omission Not Waiver	71

ARTICLE 9 SATISFACTION AND DISCHARGE		71

9.1	Cancellation and Destruction	71

9.2	Non-Presentation of Debentures	71

9.3	Repayment of Unclaimed Moneys or Common Shares	72

9.4	Discharge	73

9.5	Satisfaction	73

9.6	Continuance of Rights, Duties and Obligations	75

ARTICLE 10 COMMON SHARE INTEREST PAYMENT ELECTION		76

10.1	Common Share Interest Payment Election	76

ARTICLE 11 SUCCESSORS		78

11.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.	78

11.2	Vesting of Powers in Successor	79

ARTICLE 12 MEETINGS OF DEBENTUREHOLDERS		79

12.1	Right to Convene Meeting	79

12.2	Notice of Meetings	80

12.3	Chair	81

12.4	Quorum	82

12.5	Power to Adjourn	82

12.6	Show of Hands	82

12.7	Poll	82

12.8	Voting	83

12.9	Proxies	83

12.10	Persons Entitled to Attend Meetings	83

12.11	Powers Exercisable by Extraordinary Resolution	84

12.12	Meaning of “Extraordinary Resolution”	86

12.13	Powers Cumulative	87

12.14	Minutes	87

12.15	Instruments in Writing	87

12.16	Binding Effect of Resolutions	87

12.17	Evidence of Rights Of Debentureholders	87

12.18	Concerning Serial Meetings	88

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ARTICLE 13 NOTICES		88

13.1	Notice to Trust and Debenture Trustee	88

13.2	Notice to Debentureholders	89

13.3	Mail Service Interruption	89

ARTICLE 14 CONCERNING THE DEBENTURE TRUSTEE		90

14.1	No Conflict of Interest	90

14.2	Replacement of Debenture Trustee	90

14.3	Duties of Debenture Trustee	91

14.4	Reliance Upon Declarations, Opinions, etc.	91

14.5	Evidence and Authority to Debenture Trustee, Opinions, etc.	92

14.6	Officer’s Certificate as Evidence	93

14.7	Experts, Advisers and Agents	93

14.8	Debenture Trustee May Deal in Debentures	94

14.9	Investment of Moneys Held by Debenture Trustee	94

14.10	Debenture Trustee Not Ordinarily Bound	95

14.11	Debenture Trustee Not Required to Give Security	95

14.12	Debenture Trustee Not Bound to Act on Trust’s Request	95

14.13	Conditions Precedent to Debenture Trustee’s Obligations to Act Hereunder	95

14.14	Authority to Carry on Business	96

14.15	Compensation and Indemnity	96

14.16	Acceptance of Trust	97

14.17	Assignment and Enurement	97

14.18	Third Party Interests	97

14.19	Debenture Trustee Not Bound to Act	98

14.20	Privacy Laws	98

14.21	Force Majeure	98

ARTICLE 15 SUPPLEMENTAL INDENTURES		99

15.1	Supplemental Trust Indentures	99

ARTICLE 16 EXECUTION AND FORMAL DATE		100

16.1	Execution	100

16.2	Formal Date	100

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THIS TRUST INDENTURE is made as of the 8th day of September, 2011

BETWEEN:

WI-LAN INC., a corporation existing under the laws of Canada

(hereinafter called the “Corporation”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(hereinafter called the “Debenture Trustee”).

RECITALS:

A.	The Corporation, under its constating documents and the laws relating to the Corporation, is duly authorized to create and issue the Debentures to be issued as herein provided.

B.
When certified by the Debenture Trustee and issued as provided in this Trust Indenture, all necessary steps in relation to the Corporation will have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder legal, valid and binding on the Corporation in accordance with the Corporation’s constating documents and the laws relating to the Corporation.

C.	The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Debenture Trustee.

NOW THEREFORE in consideration of the premises, covenants and agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties hereby covenant, agree and declare as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Trust Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings:

“90% Redemption Right” has the meaning ascribed thereto in Section 2.4(k)(ii);

“Additional Debentures” means Debentures of any one or more series, other than the first series of Debentures, being the Initial Debentures, issued under this Trust Indenture;

“Affiliate” has the meaning ascribed to it in the Securities Act (Ontario);

“Applicable Securities Legislation” means applicable securities laws in each of the provinces and territories of Canada and the respective regulations and rules made under these securities laws together with applicable policy statements, blanket orders and rulings of, and all applicable discretionary orders or rulings, if any, granted to the Corporation by, the applicable securities commission or regulatory authority in each such province or territory, together with applicable published policy statements and instruments of the Canadian Securities Administrators, as the case may be;

“Auditors” or “Auditors of the Corporation” means PricewaterhouseCoopers LLP, or such other independent firm of chartered accountants duly appointed as auditors of the Corporation;

“Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province of Canada or a Canadian chartered bank (which may include an Affiliate or related party of the Debenture Trustee) provided that such obligation is rated at least “R1 (middle)” by DBRS Limited or an equivalent rating service;

“Beneficial Debentureholder” means any Person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Participant.

“Business Day” means any day other than a Saturday, Sunday or statutory holiday on which Schedule I Canadian chartered banks are open for business in Ottawa, Ontario;

“Cash Change of Control” means a Change of Control in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash other than cash payments for fractional Common Shares and cash payments made in respect of dissenter’s appraisal rights; (ii) trust units, limited partnership units or other participating equity securities of a trust, limited partnership or similar entity that are not traded or intended to be traded immediately following such transactions on a recognized stock exchange; (iii) equity securities that are not traded or intended to be traded immediately following such transactions on a recognized stock exchange; or (iv) other property that is not traded or intended to be traded immediately following such transactions on a recognized stock exchange;

“Cash Change of Control Conversion Period” has the meaning ascribed thereto in Section 2.4(l)(i);

“Change of Control” means: (i) the acquisition by any Person, or group of Persons acting jointly or in concert (within the meaning of MI 62-104), of voting control or direction of an aggregate of 50% or more of the outstanding Common Shares; or (ii) the sale of all or substantially all of the assets of the Corporation, but shall not include a sale, merger, reorganization, arrangement, combination or other similar transaction if the previous holders of Common Shares hold at least 50% of the voting control or direction in such merged, reorganized, arranged, combined or other continuing entity (and in the case of a sale of all or substantially all of the assets, in the entity which has acquired such assets) immediately following completion of such transaction;

“Change of Control Notice” has the meaning ascribed thereto in Section 2.4(k)(i);

“Change of Control Purchase Date” has the meaning ascribed thereto in Section 2.4(k)(i);

“Change of Control Purchase Offer” has the meaning ascribed thereto in Section  2.4(k)(i);

“Common Shares” means common shares of the Corporation designated as “Common Shares” and having the rights and attributes set out in the Corporation’s constating documents;

“Common Share Bid Request” means a request for bids to purchase Common Shares (to be issued by the Corporation on the Common Share Delivery Date) in accordance with the Common Share Interest Payment Election Notice which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Common Shares which, together with the cash payments by the Corporation, if any, equal to the amount payable pursuant to the Interest Obligation;

“Common Share Delivery Date” means a date not less than one Business Day prior to the applicable Interest Payment Date, upon which Common Shares are issued by the Corporation for sale pursuant to Common Share Purchase Agreements;

“Common Share Interest Payment Election” means an election by the Corporation to issue and solicit bids to sell sufficient Common Shares in order to raise funds to satisfy all or part of an Interest Obligation on the applicable Interest Payment Date in the manner described in the Common Share Interest Payment Election Notice;

“Common Share Interest Payment Election Amount” means the sum of the amount of the aggregate proceeds resulting from the sale of Common Shares on the Common Share Delivery Date pursuant to acceptable bids obtained pursuant to the Common Share Bid Requests, together with any amount paid by the Corporation in respect of fractional Common Shares pursuant to Section 10.1(g) or otherwise paid in cash, that is equal to the aggregate amount payable pursuant to the Interest Obligation in respect of which the Common Share Interest Payment Election Notice was delivered;

“Common Share Interest Payment Election Notice” means a written notice made by the Corporation to the Debenture Trustee specifying:

(a)	the Interest Obligation to which the election relates; and

(b)	the Common Share Interest Payment Election Amount;

“Common Share Proceeds Investment” has the meaning ascribed thereto in Section 10.1(h);

“Common Share Agreement” means an agreement in customary form among the Corporation and the Persons making acceptable bids pursuant to a Common Share Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Common Shares are then listed;

“Common Share Redemption Right” has the meaning ascribed thereto in Section 4.6(a);

“Common Share Repayment Right” has the meaning ascribed thereto in Section 4.10(a);

“Conversion Price” means the dollar amount for which each Common Share may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6 which dollar amount, in the case of the Initial Debentures, is specified in Section 2.4(g);

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Debenture Trustee or retained or employed by the Corporation and acceptable to the Debenture Trustee;

“Corporation” means Wi-LAN Inc. and includes any Successor to or of the Corporation;

“Corporation Shares” means the Common Shares and such other voting shares of the Corporation created and issued from time to time; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject, in the case of Common Shares, to adjustments, if any, having been made in accordance with the provisions of Section 6.4, “Common Shares” shall mean the Common Shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation or reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

“Credit Documents” has the meaning ascribed thereto in Section 5.13;

“Current Market Price” means the volume weighted average trading price (as reported by the TSX) per Common Share for the 20 consecutive trading days ending on the fifth trading day immediately preceding the date of determination on the TSX (or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market; provided further that if the Common Shares are not then listed on any stock exchange or traded on any over-the-counter market, the Current Market Price shall be the fair market value of the Common Shares as at such date as determined by an independent Investment Dealer selected by the Corporation);

“Date of Conversion” has the meaning ascribed thereto in Section 6.3(b);

“Deadline” means 5:00 p.m. (Ottawa time) on the Initial Maturity Date.

“Debentureholders” means the Persons for the time being entered in the register for Debentures as registered holders of Debentures or any transferees of such Persons by endorsement or delivery;

“Debenture Trustee” means Computershare Trust Company of Canada and includes any successor or successors or any other trustee subsequently appointed pursuant to Section 14.2;

“Debentures” means the debentures, notes or other evidence of indebtedness of the Corporation issued and certified under this Trust Indenture, or deemed to be issued and certified under this Trust Indenture, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive, global or interim form;

“Debt Account” means an account or accounts required to be established by the Corporation, if any, (and which shall be maintained by and subject to the control of the Debenture Trustee) for each series of Debentures pursuant to and in accordance with this Trust Indenture;

“Defeased Debentures” has the meaning ascribed thereto in Section 9.6(b);

“Depository” means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the person designated as depository by the Corporation pursuant to Section 2.6 until a successor depository shall have become such pursuant to the applicable provisions of this Trust Indenture, and thereafter “Depository” shall mean each person who is then a Depository hereunder, and if at any time there is more than one such person, “Depository” as used with respect to the Debentures of any series shall mean each Depository with respect to the Global Debenture(s) of such series;

“Designated Office” means the principal office of the Debenture Trustee in Toronto, Ontario;

“directors” means, except where the context otherwise requires, the directors of the Corporation for the time being and reference to action “by the directors” means action by the directors of the Corporation as a board;

“Effective Date” has the meaning ascribed thereto in Section 2.4(l)(i);

“Event of Default” has the meaning ascribed thereto in Section 8.1;

“Extraordinary Resolution” has the meaning ascribed thereto in Section 12.12;

“Final Maturity Date” has the meaning ascribed thereto in Section 2.4(c);

“Freely Tradeable” means, in respect of trust units of any class in the capital of any trust or shares of any class in the capital of any corporation, trust units or shares, as the case may be, (i) which are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has been filed prior to issue of such trust units or shares) under Applicable Securities Legislation and the issuance of which does not constitute a distribution (other than a distribution qualified by prospectus or similar offering document prior to issue of such trust units or shares) under Applicable Securities Legislation; (ii) which can be traded by the holder thereof other than by a control person (as defined in the Applicable Securities Legislation) through registrants or dealers registered under Applicable Securities Legislation who comply with such Applicable Securities Legislation without any other restriction under Applicable Securities Legislation, such as a restricted period or seasoning period as contemplated by National Instrument 45-102 (or any successor thereof) of the Canadian Securities Administrators; and (iii) which are issued as fully-paid and non-assessable units or shares of such trust or corporation;

“Fully Registered Debentures” means Debentures registered as to both principal and interest;

“Global Debenture” means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository’s book-entry only registration system;

“Initial Debentures” means the Debentures designated as “6.00% Extendible Convertible Unsecured Subordinated Debentures” and described in Section 2.4;

“Initial Maturity Date” means January 31, 2012, subject to the Corporation’s option to extend to March 31, 2012;

“Interest Obligation” means the obligation of the Corporation to pay interest on the Debentures, as and when the same becomes due;

“Interest Payment Date” means a date specified in a Debenture as the date on which an instalment of interest on such Debenture shall become due and payable;

“Investment Dealer” means any one of the five largest Canadian investment dealers by capital as determined by the Investment Industry Regulatory Organization of Canada or any successor thereof;

“LVTS” means the Canadian Payments Association’s Large Value Transfer System in effect from time to time;

“Make Whole Premium” has the meaning ascribed thereto in Section 2.4(l)(i);

“Make Whole Premium Shares” has the meaning ascribed thereto in Section 2.4(l)(ii);

“Maturity Date” has the meaning ascribed thereto in Section 4.10;

“Maturity Notice” has the meaning ascribed thereto in Section 2.4(h);

“MOSAID” means MOSAID Technologies Incorporated, a corporation existing under the CBCA.

“MOSAID Offer” means the Corporation’s offer to purchase all the issued and outstanding MOSAID Shares not owned by the Corporation and or its affiliates dated August 23, 2011, as the same may be amended, modified, restated or supplemented from time to time;

“MOSAID Shares” means the common shares in the capital of MOSAID;

“Offer Price” has the meaning ascribed thereto in Section 2.4(k)(i);

“Offering” means the public offering by Wi-LAN Inc. of up to $230,000,000 aggregate principal amount of Initial Debentures;

“Officer’s Certificate” means a certificate of the Corporation signed by any one authorized officer or director of the Corporation in his or her capacity as an officer or director of the Corporation, as the case may be, and not in his or her personal capacity;

“Participants” has the meaning ascribed thereto in Section 2.4(i);

“Person” includes an individual, sole proprietorship, corporation, company, partnership, limited partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

“Property Account” means a segregated deposit account with a financial institution referred to in Section 10.1(h) which shall be established by the Corporation for the benefit of the Debenture Trustee  in trust for the Debentureholders and shall be maintained by and subject to the control of the Debenture Trustee;

“Record Date” has the meaning ascribed thereto in Section 2.14;

“Redemption Date” has the meaning ascribed thereto in Section 4.3;

“Redemption Notice” has the meaning ascribed thereto in Section 4.3;

“Redemption Price” means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture, which amount may be payable, in whole or in part, by the issuance of Freely Tradeable Common Shares as provided for in Section 4.6 and, in the case of the Initial Debentures, as determined in Section 2.4(d);

“Regulation S” means Regulation S under the U.S. Securities Act;

“Restricted Debenture” has the meaning ascribed thereto in Section 3.3(a);

“Senior Indebtedness” shall mean any and all indebtedness of the Corporation (other than the Debentures) (whether outstanding on the date of this Trust Indenture or thereafter incurred) and including, for greater certainty and without limitation, any and all mortgages, debentures, charges or other encumbrances or financings in respect of the personal or real property of the Corporation, which in each or all cases by the terms of the instrument creating or evidencing such indebtedness, is not expressed to be pari passu with, or subordinate in right of payment to, the Debentures;

“Stock Price” has the meaning ascribed thereto in Section 2.4(l)(ii);

“Subsidiary” has the meaning ascribed thereto in the Canada Business Corporations Act;

“Successor” has the meaning ascribed thereto in Section 11.1;

“Take-Up” means the initial take up of MOSAID Shares by the Corporation pursuant to the MOSAID Offer which results in the Corporation and/or its affiliates owning or controlling at least 66⅔%  of the MOSAID Shares;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and the Income Tax Regulations (Canada), as amended from time to time;

“Termination Event” means the earliest to occur of any of: (i) the Take-Up not occurring on or before the Deadline; or (ii) the Corporation delivering to the Debenture Trustee a notice, executed by the Corporation, declaring that the Corporation will not be proceeding with the MOSAID Offer;

“Time of Expiry” means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6, such Time of Expiry to be set forth for each series of Debentures which by their terms are to be convertible;

“Total Offer Price” has the meaning ascribed thereto in Section 2.4(k)(i);

“trading day” means, with respect to the TSX or other exchange or market for securities, any day on which such exchange or market is open for trading or quotation;

“Trust Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Trust Indenture and not to any particular Article, Section, Subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto, as the same may be amended, amended and restated or supplemented from time to time;

“TSX” means the Toronto Stock Exchange or its successor or successors or any other stock exchange on which the Common Shares are then traded;

“Unrestricted Debenture” has the meaning ascribed thereto in Section 3.3(b);

“U.S. GAAP” means United States generally accepted accounting principles;

“U.S. Person” means a person who is a “U.S. person” as defined in Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Act Legend” means the legend set out in Schedule D, as the same may be amended from time to time by the Corporation in order to comply with applicable U.S. securities laws; and

“Written Direction of the Corporation” means an instrument in writing signed by any one officer or director of the Corporation.

1.2	Meaning of “Outstanding”

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Debenture Trustee for cancellation, conversion or redemption or moneys or Common Shares, as the case may be, for which the payment of the Debentures shall have been set aside under Section 9.2, provided that:

(a)
Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b)
when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only the new Debenture shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c)
for the purposes of any provision of this Trust Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Trust Indenture, or to constitute a quorum at any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary of the Corporation shall be disregarded except that:

(i)
for the purpose of determining whether the Debenture Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned shall be so disregarded; and

(ii)
Debentures so owned which have been pledged in good faith other than to the Corporation or a Subsidiary of the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee’s right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his or her discretion free from the control of the Corporation or a Subsidiary of the Corporation.

(d)
The Corporation shall, forthwith following a request in writing from the Debenture Trustee, provide the Debenture Trustee with an Officer’s Certificate confirming the principal amount of outstanding Debentures owned directly or indirectly, legally or equitably, by the Corporation and each Subsidiary of the Corporation.

1.3	Rules of Interpretation

In this Trust Indenture:

(a)	Number and Gender - Words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa.

(b)
References - All references to Articles, Sections, Subsections, clauses and Schedules refer, unless otherwise specified, to articles, sections, subsections, clauses and schedules of this Trust Indenture.

(c)
Including - Words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

(d)
Headings, etc. - The division of this Trust Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Trust Indenture or of the Debentures.

(e)
Day not a Business Day - In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

(f)
Applicable Law - This Trust Indenture and the Debentures shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

(g)	Monetary References - Whenever any amount of money is referred to herein, such amount shall be deemed to be in lawful money of Canada unless otherwise expressed.

(h)
Invalidity, etc. - Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.4	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Trust Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule A, be drawn up in the English language only.  Chacune des parties aux présentes reconnaît qu’elle a demandé que la présente convention et tous les documents s’y rattachant, notamment le texte des débentures joint aux présentes à titre d’annexe A, soient rédigés en anglais seulement.

1.5	Successors and Assigns

All covenants and agreements in this Trust Indenture by the Corporation shall bind its Successors and assigns, whether expressed or not.

1.6	Benefits of Trust Indenture

Nothing in this Trust Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures (and each such person who becomes a holder of Debentures), the directors of the Corporation and, to the extent provided in Section 1.7, the holders of Common Shares, any benefit or any legal or equitable right, remedy or claim under this Trust Indenture.

1.7	No Recourse Against Debenture Trustees and Others

Notwithstanding any other provision of this Trust Indenture, no holder of Common Shares or annuitant or beneficiary of a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit sharing plan, registered disability savings plan or tax-free savings account shall be held to have any personal liability as such, and no resort shall be had to, nor shall recourse or satisfaction be sought from, the private property of any holder of Common Shares or such annuitant or beneficiary for any liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Corporation property or the affairs of the Corporation, including for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Corporation or of the directors or any obligation which a holder of Common Shares or such annuitant or beneficiary would otherwise have to indemnify a director of the Corporation for any personal liability incurred by the director as such (“Corporation Liability”), but rather the assets of the Corporation from time to time only are intended to be liable and subject to levy or execution for satisfaction of such Corporation Liability. Each holder of Common Shares and such annuitant or beneficiary shall be entitled to be reimbursed out of the assets of the Corporation in respect of any payment of such Corporation Liability made by such holder of Common Shares, such annuitant or beneficiary.

1.8	Immunity of Debenture Trustees and Others

The Debentureholders and the Debenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director, employee and agent or holder of Common Shares or of any successor or any of them or any of their respective directors, officers, employees and agents in their personal capacity for the payment of the principal of, premium, if any, or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation herein or in the Debentures contained, but rather the assets of the Corporation from time to time only shall be liable and subject to any levy or execution for satisfaction for the payment of the principal of, premium, if any, or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Debentures.

1.9	Schedules

The following Schedules form part of this Trust Indenture:

Schedule A	-	Form of Initial Debenture
Schedule B	-	Form of Redemption Notice
Schedule C	-	Form of Maturity Notice
Schedule D	-	U.S. Securities Legend
Schedule E	-	Form of Declaration for Removal of Legend

ARTICLE 2
THE DEBENTURES

2.1	Limit of Debentures

Subject to the limitation in respect of the Initial Debentures set out in Section 2.4(a), the aggregate principal amount of Debentures authorized to be issued under this Trust Indenture is unlimited; provided, however that Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2	Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a)	the designation of the Debentures of the series (which need not include the term “Debentures”), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b)
any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Trust Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9, 2.10, 3.2, 3.5, and 3.8);

(c)	the date or dates on which the principal of the Debentures of the series is payable;

(d)
the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e)
the place or places where the principal of and any interest on Debentures of the series shall be payable, the manner of such payment, and where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f)
the right, if any, of the Corporation to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise, in whole or in part;

(g)
the obligation, if any, of the Corporation to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions, in whole or in part, or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i)
subject to the provisions of this Trust Indenture, any trustees, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j)	any additional events of default or covenants with respect to the Debentures of the series;

(k)	whether and under what circumstances the Debentures of the series will be convertible into or exchangeable, in whole or in part, for securities of any Person;

(l)	the form and terms of the Debentures of the series;

(m)
if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or 3.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged in whole or in part, for Fully Registered Debentures, or transferred, in whole or in part, to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof;

(n)	if other than Canadian currency, the currency in which the Debentures of the series are issuable;

(o)	any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Trust Indenture); and

(p)	any stock exchange on which the series of the Debentures may be listed at the time of issuance.

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the directors, an Officer’s Certificate or an indenture supplemental hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, consistent with the terms of this Trust Indenture, if so provided herein, by or pursuant to such resolution of the directors, Officer’s Certificate or in an indenture supplemental hereto.

2.3	Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Trust Indenture) as shall be established herein or by or pursuant to one or more resolutions of the directors (as set forth in a resolution of the directors or to the extent established pursuant to rather than set forth in a resolution of the directors, in an Officer’s Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Trust Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Trust Indenture, as may be required to comply with any applicable law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the directors executing such Debentures, as conclusively evidenced by their execution of such Debentures.

2.4	Form and Terms of Initial Debentures

(a)
The first series of Debentures (the “Initial Debentures”) authorized for issue immediately is limited to an aggregate principal amount of $230,000,000 and shall be designated as “6.00% Extendible Convertible Unsecured Subordinated Debentures”.

(b)
The Initial Debentures shall be dated as of September 8, 2011, regardless of their actual date of issue, and shall bear interest from September 8, 2011 at the rate of 6.00% per annum, payable in equal semi-annual payments on September 30 and March 31 in each year, except the first payment, which shall be made on the third Business Day following the Take-Up (the “Initial Interest Payment Date”) (unless the Initial Debentures are repaid in full on the Initial Maturity Date, in which case interest will be paid on the Initial Maturity Date for the period from and including the date of issue to but excluding the Initial Maturity Date), and which shall include accrued and unpaid interest for the period from and including September 8, 2011 to but excluding such first interest payment date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually and calculated based on a 365-day year. Following the Initial Interest Payment Date, the second interest payment on the Initial Debentures will be made on the next applicable semi-annual interest payment date, being either March 31 or September 30, and will include accrued and unpaid interest for the period from, and including, the Initial Interest Payment Date to, but excluding, such second interest payment date. Thereafter, all interest payments will be payable semi-annually in arrears on March 31 and September 30 in each year. On or before 11:00 a.m. (Toronto time) on the Business Day prior to the date any payment is to be made, the Corporation shall provide the Debenture Trustee with a Written Direction of the Corporation specifying the payments to be made.  The Debenture Trustee shall not be responsible for calculating the amount of interest owing, but shall be entitled to rely absolutely on the Written Direction of the Corporation specifying the payments to be made.

(c)
The Initial Debentures shall mature on the Initial Maturity Date, provided that if the Take-Up occurs prior to the occurrence of a Termination Event, the Initial Debentures shall not mature on the Initial Maturity Date and the maturity date of the Initial Debentures shall be automatically extended to September 30, 2016 (the “Final Maturity Date”).

(d)
The Initial Debentures will be redeemable by the Corporation, provided that the Initial Maturity Date is extended to the Final Maturity Date, in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable before September 30, 2014, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On and after September 30, 2014 and prior to the Final Maturity Date, the Initial Debentures may be redeemed, in whole at any time, or in part from time to time, at the option of the Corporation on notice as provided for in Section 4.3 at a Redemption Price for the Initial Debentures equal to their principal amount provided that the Current Market Price immediately preceding the date on which such notice of redemption is given is not less than 125% of the Conversion Price and the Corporation shall have provided to the Debenture Trustee an Officer’s Certificate confirming such Current Market Price. The Redemption Notice for the Initial Debentures shall be in the form of Schedule B. Holders of the Initial Debentures being redeemed shall be entitled to receive, in addition to the Redemption Price, accrued and unpaid interest in respect thereof for the period up to but excluding the Redemption Date from and including the latest Interest Payment Date.

(e)
The Initial Debentures will be subordinated to the Senior Indebtedness of the Corporation in accordance with the provisions of Article 5; provided, however, that nothing contained in this Trust Indenture shall in any way or manner restrict the Corporation from incurring, directly or indirectly, any additional indebtedness, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging real or personal property or properties of the Corporation or its Subsidiaries to secure any indebtedness.

(f)
The Initial Debentures will, effective as of the issue date thereof, be listed and posted for trading on the TSX and the Corporation will take all reasonable steps to cause such listing to be maintained so long as any such Initial Debentures remain outstanding and to maintain its status as a reporting issuer (or the equivalent thereof) not in default of Applicable Securities Legislation.

(g)
Upon and subject to the provisions and conditions of Article 6, the holder of each Initial Debenture shall have the right, at such holder’s option, at any time after the Take-Up occurs and prior to 5:00 p.m. (Toronto time) on the earlier of the Final Maturity Date and the last Business Day immediately preceding the date specified by the Corporation for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Sections 2.4(d) and 4.3 (the earlier of which will be the “Time of Expiry” for the purposes of Article 6 in respect of the Initial Debentures), to convert the whole or, in the case of a Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of such Debenture into Freely Tradeable Common Shares at the Conversion Price for the Initial Debentures in effect on the Date of Conversion.

The Conversion Price for the Initial Debentures in effect on the date hereof for each Common Share to be issued upon the conversion of Initial Debentures shall be equal to $9.20 such that approximately 108.6957 Common Shares shall be issued for each $1,000 principal amount of Initial Debentures so converted. No adjustment to the Conversion Price will be made for distributions or dividends on Common Shares issuable on conversion or for interest accrued on the Initial Debentures surrendered for conversion; however, holders converting their Initial Debentures shall be entitled to receive, in addition to the applicable number of Freely Tradeable Common Shares, accrued and unpaid interest in respect thereof for the period from and including the last Interest Payment Date to but excluding the Date of Conversion. The Conversion Price applicable to, and the Common Shares, securities or other property receivable on the conversion of the Initial Debentures, is subject to adjustment pursuant to the provisions of Section 6.4.

(h)
On redemption or on maturity of the Initial Debentures (provided that the maturity date is extended to the Final Maturity Date), the Corporation may, at its option and subject to the provisions of Section 4.6, Section 4.10 and Section 7.8, as applicable, and subject to regulatory approval, if required, elect to satisfy its obligation to pay the principal amount of the Initial Debentures, in whole or in part, by issuing and delivering Freely Tradeable Common Shares to the holders of Initial Debentures. If the Corporation elects to exercise such option, it shall deliver a Redemption Notice or a maturity notice (the “Maturity Notice”), as the case may be, to the holders of the Initial Debentures in the form of Schedule B or Schedule C, as applicable.

(i)
The Initial Debentures shall be issued as one or more Global Debentures in denominations of $1,000 and integral multiples of $1,000 and the Debenture Trustee is hereby appointed as registrar and transfer agent for the Initial Debentures. Each Initial Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Trust Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Trust Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the representative of the Corporation executing such Global Debentures in accordance with Section 2.7, as conclusively evidenced by its execution of a Global Debenture. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the directors or as specified in an Officer’s Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Debentures shall be issued as a Book-Entry Only Debenture represented by a Global Debenture. Beneficial interests in a Global Debenture will be represented through book-entry accounts of participants in the Depository (“Participants”) on behalf of the applicable Beneficial Debentureholders in accordance with the rules and procedures of the Depository. Any circumstances other than or in addition to those set forth in Section 3.2 in which any such Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof, shall be determined by the Corporation at the time of issue.

Neither the Corporation or the Debenture Trustee shall have any liability for:

(i)	the records maintained by the Depository or any other Person relating to beneficial interests in Global Certificates or the book-entry accounts maintained by the Depository;

(ii)	maintaining, supervising or reviewing any records relating to such beneficial ownership interests or payments made by any Person (other than the Issuer) in respect thereof;

(iii)	any advice or representation made or given by the Depository or made or given herein with respect to the rules and regulations of the Depository; or,

(iv)
any action to be taken by the Depository at the direction of its Participants. Except as provided herein Beneficial Debentureholders shall not be entitled to have Debentures registered in their names, shall not receive or be entitled to receive definitive debenture for their Notes and shall not be considered owners or holders thereof under this Indenture.

Notwithstanding the foregoing, nothing herein shall impair, as between the Depository and its Participants or applicable Beneficial Debentureholders, the operation of customary practices of the Depository governing the exercise of the rights of applicable Beneficial Debentureholders of their interests in the global debenture evidenced by Global Debentures. Whenever this Indenture requires or permits actions to be taken based upon votes, resolutions, instructions, directions, waivers or consents of Debentureholders evidenced by a specified percentage of the outstanding Notes, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Debentureholders, or the Participants on behalf of the applicable Beneficial Debentureholders, in accordance with the customary practices of the Depository.

(j)
Upon and subject to the provisions and conditions of Article 10, if the Initial Maturity Date is extended to the Final Maturity Date, the Corporation may elect, from time to time, to issue and solicit bids to sell sufficient Freely Tradeable Common Shares in order to raise funds to satisfy its Interest Obligation, in whole or in part, on the Initial Debentures on any Interest Payment Date.

(k)
Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.4(k), the Corporation shall be obligated to offer to purchase all of the Initial Debentures then outstanding. The terms and conditions of such obligation are set forth below:

(i)
Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Initial Debentures, a notice stating that there has been a Change of Control and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control (a “Change of Control Notice”) together with an offer in writing (the “Change of Control Purchase Offer”) to purchase, on the Change of Control Purchase Date (as defined below), all (or any portion actually tendered to such offer) of the Initial Debentures then outstanding from the holders thereof made in accordance with the requirements of Applicable Securities Legislation at a price per Initial Debenture equal to 100% of the principal amount thereof (the “Offer Price”) plus accrued and unpaid interest on such Initial Debentures up to, but excluding, the Change of Control Purchase Date (collectively, the “Total Offer Price”). If such Change of Control Purchase Date is after a record date for the payment of interest on the Initial Debentures but on or prior to an Interest Payment Date, then the interest payable on such date will be paid to the holder of record of the Debentures on the relevant record date. The “Change of Control Purchase Date” shall be the date that is 30 Business Days after the date that the Change of Control Notice and Change of Control Purchase Offer are delivered to holders of Initial Debentures.

(ii)
If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Corporation provides the Change of Control Notice and the Change of Control Purchase Offer to holders of the Initial Debentures have been tendered for purchase pursuant to the Change of Control Purchase Offer on the expiration thereof, the Corporation has the right upon written notice provided to the Debenture Trustee within ten days following the expiration of the Change of Control Purchase Offer, to redeem all the Initial Debentures remaining outstanding on the expiration of the Change of Control Purchase Offer at the Total Offer Price as at the Change of Control Purchase Date (the “90% Redemption Right”).

(iii)
Upon receipt of notice that the Corporation has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Initial Debentures, the Debenture Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Change of Control Purchase Offer that:

(A)
the Corporation has exercised the 90% Redemption Right and is purchasing all outstanding Initial Debentures effective on the expiry of the Change of Control Purchase Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price as at the Change of Control Purchase Date;

(B)
each such holder must transfer their Initial Debentures to the Debenture Trustee on the same terms as those holders that accepted the Change of Control Purchase Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Debenture Trustee within ten days after the sending of such notice; and

(C)
the rights of such holder under the terms of the Initial Debentures and this Indenture cease effective as of the date of expiry of the Change of Control Purchase Offer provided the Corporation has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder’s Total Offer Price upon surrender and delivery of such holder’s Initial Debentures in accordance with the Indenture.

(iv)
The Corporation shall, on or before 11:00 a.m., Toronto time, on the Business Day immediately prior to the Change of Control Purchase Date, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Initial Debentures to be purchased or redeemed by the Corporation on the Change of Control Purchase Date (less any tax required by law to be withheld), provided the Corporation may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque or wire transfer for such amounts required under this Section 2.4(k)(iv) post-dated to the date of expiry of the Change of Control Purchase Offer. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Total Offer Price to which they are entitled (less any tax required by law to be withheld) on the Corporation’s purchase.

(v)
In the event that one or more of such Initial Debentures being purchased in accordance with this Section 2.4(k) becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the Total Offer Price, the Corporation shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order, one or more new Initial Debentures for the portion of the principal amount of the Initial Debentures not purchased.

(vi)
Initial Debentures for which holders have accepted the Change of Control Purchase Offer and Initial Debentures which the Corporation has elected to redeem in accordance with this Section 2.4(k) shall become due and payable at the Total Offer Price on the Change of Control Purchase Date, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after the Change of Control Purchase Date, if the money necessary to purchase or redeem, or the Common Shares necessary to purchase or redeem, the Initial Debentures shall have been deposited as provided in this Section 2.4(k) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii)
In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this Section 2.4(k) shall fail on or before the Change of Control Purchase Date to so surrender such holder’s Initial Debenture or shall not within such time accept payment of the monies payable, to take delivery of certificates representing such Common Shares issuable in respect thereof, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, or such certificates may be held in trust, without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum or the Common Shares so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, or take delivery of the certificates so deposited, or both, upon surrender and delivery of such holder’s Initial Debenture. In the event that any money or certificates representing Common Shares required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of six years from the Change of Control Purchase Date, then such monies, or certificates representing Common Shares, together with any accumulated interest thereon, or any distributions paid thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Corporation and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them.

(viii)
Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(k) shall forthwith be delivered to the Debenture Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(l)	In addition to the requirements of Section 2.4(k) in respect of a Change of Control, the following provisions shall apply in respect of the occurrence of a Cash Change of Control:

(i)
In the event of the occurrence of a Cash Change of Control, then subject to regulatory approval, during the period (the “Cash Change of Control Conversion Period”) beginning ten trading days before the anticipated effective date of the Change of Control (the “Effective Date”) and ending on the date that is 30 days after the Change of Control Notice and Change of Control Purchase Offer are delivered or mailed to holders of Initial Debentures in accordance with Section 2.4(k), holders of Initial Debentures will be entitled to convert their Initial Debentures, in whole or in part, and receive, in addition to the number of Common Shares (or cash or other property or securities in substitution therefor) that such holders are entitled to receive upon such conversion in accordance with the provisions and conditions of Sections 2.4(g) and Article 6, an additional number of Common Shares (or cash or other property or securities in substitution therefor) per $1,000 principal amount of Initial Debentures converted as set forth below (the “Make Whole Premium”).

(ii)
The number of additional Common Shares per $1,000 principal amount of Initial Debentures constituting the Make Whole Premium (the “Make Whole Premium Shares”) shall be determined by reference to the table following subsection (iii) below, based on the Effective Date and the price (the “Stock Price”) paid per Common Share in the transaction constituting the Change of Control. If holders of Common Shares receive only cash in the transaction constituting the Change of Control, the Stock Price shall be the cash amount paid per Common Share. Otherwise, the Stock Price shall be equal to the Current Market Price of the Common Shares immediately preceding the Effective Date; provided that for the purposes of this Section 2.4(l)(ii) and the determination of Current Market Price, the applicable period shall be calculated based on the 20 consecutive trading days ending five trading days preceding the applicable date. Notwithstanding the foregoing, in no circumstances can the effective Conversion Price (calculated by dividing $1,000 by the number of Common Shares issuable upon conversion, including the maximum number of Make Whole Premium Shares hereunder) be less than the maximum permitted discounted price permitted by the TSX (or such other exchange on which the Debentures are then listed) at the time of announcement of the Offering, prior to any adjustments that may be made to the Stock Price to correspond to an adjustment to the Conversion Price under this Trust Indenture.

(iii)
The following table shows the number of Make Whole Premium Shares for each hypothetical Stock Price and Effective Date set forth below, expressed as additional Common Shares per $1,000 principal amount of Debentures. For the avoidance of doubt, the Corporation shall not be obliged to pay the Make Whole Premium otherwise than by issuance of Common Shares upon conversion of the Initial Debentures in accordance with the provisions and conditions of Section 2.4(g), 2.4(l)(v) and 2.4(l)(vi) and Article 6. If the Stock Price or Effective Date are not set forth on the table then: (i) if the actual Stock Price on the Effective Date is between two Stock Prices on the table or the Effective Date is between two Effective Dates on the table, the number of Make Whole Premium Shares shall be confirmed to the Debenture Trustee by the Corporation and  will be determined by a straight-line interpolation between the amounts set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable, (ii) if the Stock Price on the Effective Date exceeds $30.00 per Common Share, subject to adjustment as set forth herein, the number of Make Whole Premium Shares to be issued will be zero, and (iii) if the Stock Price on the Effective Date is less than $7.09 per Common Share, subject to adjustment as set forth herein, the number of Make Whole Premium Shares to be issued will be zero.

Make Whole Premium Upon a Change of Control(Number of Additional Common
Shares per $1,000 Debentures)

Stock Price

Effective Date	$7.09	$7.25	$7.50	$7.75	$8.00	$8.50	$9.00	$9.50	$10.00	$12.50	$15.00	$17.50	$20.00	$25.00	$30.00
08-Sep-11	32.348	31.006	26.831	26.856	25.060	21.927	19.304	17.092	15.213	9.054	5.851	3.945	2.711	1.256	0.499
30-Sep-12	32.348	29.337	27.033	24.950	23.064	19.800	17.101	14.859	12.983	7.137	4.404	2.903	1.977	0.904	0.339
30-Sep-13	32.348	29.235	25.113	22.855	20.815	17.298	14.417	12.056	10.118	4.539	2.469	1.553	1.053	0.481	0.158
30-Sep-14	32.348	29.235	24.638	21.933	19.675	15.754	12.482	9.728	7.386	0.000	0.000	0.000	0.000	0.000	0.000
30-Sep-15	32.348	29.235	24.638	20.973	18.473	14.270	10.934	8.273	6.121	0.000	0.000	0.000	0.000	0.000	0.000
30-Sep-16	32.348	29.235	24.638	20.337	16.304	8.951	2.415	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

(iv)
The Stock Prices set forth in the table above will be adjusted as of any date on which the Conversion Price of the Initial Debentures is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately preceding such adjustment multiplied by a fraction, the denominator of which is the Conversion Price immediately preceding the adjustment giving rise to the Stock Price adjustment and the numerator of which is the Conversion Price as so adjusted. The number of additional Make Whole Premium Shares set forth in the table above will be adjusted in the same manner as the Conversion Price as set forth in Section6.4, other than as a result of an adjustment of the Conversion Price by adding the Make Whole Premium as described above.

(v)
Notwithstanding the foregoing, if the Date of Conversion of any Initial Debentures occurs during the period beginning on the tenth trading day prior to the Effective Date and ending at the close of business on the Effective Date, the holders of such Initial Debentures shall, on conversion of their Initial Debentures, only be entitled to receive that number of Make Whole Premium Shares (as may be adjusted pursuant to Section 6.4) on the Business Day immediately following the Effective Date and, for greater certainty, only if a Change of Control occurs.

(vi)
The Make Whole Premium Shares shall be deemed to have been issued upon conversion of Initial Debentures on the Business Day immediately following the Effective Date. Section 6.4 shall apply to such conversion and, for greater certainty, the former holders of Initial Debentures in respect of which the Make Whole Premium Shares are issuable shall be entitled to receive and shall accept, in lieu of the Make Whole Premium Shares, the number of shares or other securities or cash or other property of the Corporation or of the Person or other entity resulting from the transaction that constitutes a Cash Change of Control that such holders would have been entitled to receive if such holders had been the registered holders of the applicable number of Make Whole Premium Shares on the Effective Date.

(vii)
Except as otherwise provided in this Section 2.4(l), all other provisions of this Indenture applicable to a conversion of Initial Debentures shall apply to a conversion of Initial Debentures during the Cash Change of Control Conversion Period.

(m)
The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), 2.5(c) and 2.5(d) with respect to the Initial Debentures, mutatis mutandis, prior to the issuance of the Initial Debentures.

(n)
The Corporation will: (i) provide the Debenture Trustee with an Officer’s Certificate notifying the Debenture Trustee promptly upon the occurrence of the Take-Up, that the Take-Up has occurred on or prior to the time of a Termination Event; or (ii) use commercially reasonable efforts to provide the Debenture Trustee with an Officer’s Certificate notifying the Debenture Trustee that the Take-Up has not occurred on or prior to the time of a Termination Event three Business Days prior to the time of a Termination Event, and to the extent notification three Business Days prior to the time of a Termination Event is not possible, to, in any event, provide the Debenture Trustee with an Officer’s Certificate notifying the Debenture Trustee as soon as reasonably practicable and, in any event, no later than the Business Day following the time of a Termination Event that the Take-Up has not occurred on or prior to the time of a Termination Event.

(o)
Notwithstanding Section 2.13 of this Trust Indenture, in the event that the maturity date for the Initial Debentures is the Initial Maturity Date, then on or before 11:00 a.m. (Toronto time) on the Business Day immediately following the Initial Maturity Date, the Corporation will deposit in the applicable Debt Account an amount sufficient to pay the amount payable in respect of such Initial Debentures (plus per diem interest calculated at the rate of 6.00% per annum if the payment is not made on or before the Initial Maturity Date but less any tax required by law to be deducted or withheld). All other provisions of Section 2.13 shall apply mutatis mutandis, provided that, for greater clarity, in the event that the maturity date for the Initial Debentures is the Initial Maturity Date, Section 4.10 shall not apply to the Initial Debentures.

2.5	Certification and Delivery of Additional Debentures

The Corporation may from time to time request the Debenture Trustee to certify and deliver Additional Debentures of any series by delivering to the Debenture Trustee the documents referred to below in this Section 2.5 whereupon the Debenture Trustee shall certify such Additional Debentures and cause the same to be delivered in accordance with the Written Direction of the Corporation referred to below or pursuant to such procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Corporation. The maturity date, issue date, interest rate (if any) and any other terms of the Additional Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Corporation and procedures. In certifying such Additional Debentures, the Debenture Trustee shall be entitled to receive and shall be fully protected in acting and relying upon, unless and until such documents have been superseded or revoked:

(a)	an Officer’s Certificate and/or an executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b)	a Written Direction of the Corporation requesting certification and delivery of such Additional Debentures and setting forth delivery instructions;

(c)	an opinion of Counsel that the issue and sale of the Additional Debentures do not and will not result in a breach (whether after notice or lapse of time or both) of:

(i)	any of the terms, conditions or provisions of the Corporation’s constating documents, or

(ii)	any statute, rule or regulation of the Province of Ontario or the federal laws of Canada applicable therein and which are applicable to the Corporation,

subject to the delivery of certain documents or instruments specified in such opinion; and

(d)
an Officer’s Certificate certifying that the Corporation is not in default under this Trust Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 14.5), have been complied with subject to the delivery of any documents or instruments specified in such Officer’s Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.6	Issue of Global Debentures

(a)
The Corporation may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by the Corporation in the Written Direction of the Corporation delivered to the Debenture Trustee at the time of issue of such Debentures, and in such event the Corporation shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

(i)	represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii)	be delivered by the Debenture Trustee to such Depository or pursuant to such Depository’s instructions; and

(iii)	bear a legend substantially to the following effect (or as otherwise requested by the Depository):

“This Debenture is a Global Debenture within the meaning of the Corporation Indenture hereinafter referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Trust Indenture. Every Debenture authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Trust Indenture.”

(b)
Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.7	Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one authorized director, officer or other representative of the Corporation holding office or otherwise authorized at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Trust Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Trust Indenture.

2.8	Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Trust Indenture, until it has been manually certified by or on behalf of the Debenture Trustee substantially in the form set out in this Trust Indenture, in the relevant supplemental indenture, or in some other form approved by the Debenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

The certificate of the Debenture Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Trust Indenture or of the Debentures or interim Debentures, as to the issuance of the Debentures or interim Debentures or as to the performance by the Corporation of its obligations under the Trust Indenture, and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Debenture Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Debenture Trustee pursuant to the provisions of this Trust Indenture.

2.9	Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Debenture Trustee, the Corporation may issue and thereupon the Debenture Trustee shall certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Corporation may execute and thereupon the Debenture Trustee shall certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Corporation and the Debenture Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Trust Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Trust Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Corporation shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Corporation or the Debenture Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10	Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Debenture Trustee and shall be entitled to the benefits of this Trust Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. The new or substituted Debenture may have endorsed upon it the fact that it is in replacement of a previous Debenture.  In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Corporation and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11	Concerning Interest

(a)
Subject to Section 2.4(b) with respect to the calculation of interest in respect of the initial interest payment to be paid on the Initial Debentures, all Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, to but excluding the next Interest Payment Date.

(b)
Unless otherwise specifically provided in the terms of the Debentures of any series, interest for any period of less than six months shall be computed on the basis of a year of 365 days.  Subject to Section 2.4(b) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any series of Debentures, whenever interest is computed on a basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12	Debentures to Rank Subordinate and Pari Passu

The Initial Debentures will be direct unsecured obligations of the Corporation. All Debentures issued regardless of the series, will rank pari passu with each other Debenture (regardless of their actual date or terms of issue).  The payment of the principal of, and interest on, the Debentures shall, as provided in Article 5, be subordinated in right of payment to all Senior Indebtedness (including all payments thereunder).

2.13	Payments of Amounts Due on Maturity

Except as may otherwise be provided in any supplemental indenture in respect of any series of Debentures and except as otherwise provided in this Trust Indenture, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Debenture Trustee will establish and maintain for the residual benefit of the Corporation, a Debt Account for each series of Debentures. Each such Debt Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Trust Indenture. On or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to each maturity date for Debentures outstanding from time to time under this Trust Indenture, the Corporation will deposit in the applicable Debt Account by an electronic funds transfer an amount sufficient to pay the amount payable in respect of such Debentures (less any tax required to be withheld pursuant to Section 7.8).  The Debenture Trustee shall disburse such maturity payments only upon receipt of the required funds.  The Debenture Trustee, on behalf of the Corporation, will pay to each holder entitled to receive payment the principal amount of and premium (if any) on the Debenture, upon surrender of the Debenture at the Designated Office. The deposit or making available of such amounts to the applicable Debt Account will satisfy and discharge the liability of the Corporation for the Debentures to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Trust Indenture and such holder will have no other right in regard thereto other than to receive out of the money so deposited or made available the amount to which it is entitled.

2.14	Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(b) or elsewhere in this Trust Indenture or specified in a resolution of the directors of the Corporation, Officer’s Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(a)
As interest becomes due on each Debenture (except at maturity or on redemption, when interest may at the option of the Corporation be paid upon surrender of such Debenture) the Corporation, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by electronic transfer of funds (if agreed by the Debentureholder), by cheque dated the Interest Payment Date or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any tax required to be withheld therefrom pursuant to Section 7.8) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the 15th day of the month in which the applicable Interest Payment Date occurs (or, if such 15th day is not a Business Day, on the first Business Day following such 15th day) such dates being September 15 and March 15 in respect of the Initial Debentures (each a “Record Date”), unless such holder otherwise directs. If payment is made by cheque, such cheque shall be dated the Interest Payment Date and mailed on or before the 5th Business Day preceding the applicable Interest Payment Date to the address of the holder appearing in the register maintained by the Debenture Trustee at the close of business on the Record Date. The Debenture Trustee shall only mail in advance of any Interest Payment Date if it is already in clear receipt of the funds which it is forwarding. If no funds have yet been received by the Debenture Trustee or funds have not cleared any holding period by the applicable financial institution, the Debenture Trustee shall not be required to release any funds in accordance with this section.  If payment is made by other means (such as electronic transfer of funds), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest then due on such Debenture, unless in the case of payment by cheque, such cheque be not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Corporation will issue to such person a replacement cheque or other payment for the same amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above. Upon request from the Debenture Trustee, the Corporation shall provide to the Debenture Trustee written confirmation detailing any payments so made. If payment is made by the Debenture Trustee, by 11:00 a.m. (Toronto time) on the Business Day immediately prior to each Interest Payment Date or to the date of mailing the cheques for the interest due on an Interest Payment Date, whichever is earlier, the Corporation shall deliver sufficient funds to the Debenture Trustee by electronic transfer or certified cheque or make such other arrangements for the provisions of funds as may be agreeable between the Debenture Trustee and the Corporation in order to effect such interest payment hereunder.

(b)
Notwithstanding Section 2.14(a), if a series of Debentures is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer on such Interest Payment Date to the Depository or its nominee for subsequent payment to holders of interests in that Global Debenture, unless the Corporation and the Depository otherwise agree. None of the Corporation, the Debenture Trustee or any agent of the Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

(c)	The Debenture Trustee shall disburse such interest payments only upon receiving the required funds from the Corporation.

(d)
Not less than 24 hours prior to the Interest Payment Date, the Corporation shall forward to the Debenture Trustee a Written Direction of the Corporation specifying payments to be made.  The Debenture Trustee shall not be responsible for calculating the amount of interest owing and shall be entitled to rely absolutely on the Written Direction of the Corporation specifying the payments to be made.

(e)
Notwithstanding the foregoing, (i) all payments in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Corporation shall remit payment to the Debenture Trustee by LVTS. The Debenture Trustee shall have no obligation to disburse funds pursuant to this Section 2.14 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect to such Interest Payment Date. The Debenture Trustee shall, if any funds are received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Fully Registered Debentures

(a)
With respect to each series of Debentures issuable as Fully Registered Debentures, the Debenture Trustee shall cause to be kept by and at the Designated Office, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee unless a new Debenture shall be issued upon such transfer.

(b)
No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the Debenture Trustee. A registered holder or such holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee may prescribe.

3.2	Global Debentures

(a)
With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Corporation shall cause to be kept by and at the Designated Office, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b)
Notwithstanding any other provision of this Trust Indenture, a Global Debenture may not be transferred by the registered holder thereof except in the following circumstances or as otherwise specified in the resolution of the directors of the Corporation, Officer’s Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(i)
the Global Debenture may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)
the Global Debenture may be transferred at any time after the Depository for such Global Debenture (i) has notified the Corporation that it is unwilling or unable to continue as Depository for such Global Debenture or (ii) ceases to be eligible to be a Depository under Section 2.6(b), provided that at the time of such transfer the Corporation and the Debenture Trustee has not appointed a successor Depository for such Global Debenture;

(iii)
the Global Debenture may be transferred at any time after the Corporation has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debenture and has communicated such determination to the Debenture Trustee in writing; and

(iv)
the Global Debenture may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 8.3.

(c)	Each Global Debenture shall bear the following legend (the “Depository Legend”):

“Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.”

(d)	Book-Entry Only Debentures shall be subject to the following:

(i)	the Debenture Trustee may deal with the Depository as the authorized representative of the applicable Beneficial Debentureholders;

(ii)
the rights of the applicable Beneficial Debentureholders shall be exercised only through the Depository and the rights of such Beneficial Debentureholders shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and such Beneficial Debentureholders, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;

(iii)
the Depository will make book-entry transfers among the direct Participants of the Depository and will receive and transmit distributions of principal, premium (if any), and interest on the Notes to such direct Participants; and

(iv)
the direct Participants of the Depository shall have no rights under this Indenture or under or with respect to any of the Notes represented by a Global Certificate held on their behalf by the Depository, and the Depository may be treated by the Debenture Trustee and its agents, employees, officers and directors as the absolute owner of the Notes represented by such Global Certificate for all purposes whatsoever.

Notwithstanding anything to the contrary set out herein, all physical Global Debentures issued to the Depository may be surrendered to the Debenture Trustee for an electronic position on the register of Debentureholders to be maintained by the Debenture Trustee. All Global Debentures maintained in such electronic position will be valid and binding obligations of the Corporation, entitling the registered holders thereof to the same benefits as those registered holders who hold Global Debentures in physical form.  This Indenture and the provisions contained herein will apply mutatis mutandis to such Debentures held in such electronic position.

3.3	U.S. Restrictions

(a)
Notwithstanding anything herein contained to the contrary, any Debentures originally issued in the United States (the “Restricted Debentures”) shall be issued in accordance with the provisions of Section 3.4.

(b)
If, at any time, a holder of a Restricted Debenture bearing the U.S. Securities Act Legend wishes to transfer its interest therein to a Person required or permitted to take delivery thereof in the form of an interest in a Debenture that does not contain the U.S. Securities Act Legend, including the Global Debenture issued in accordance with the provisions of Section 3.2 (an “Unrestricted Debenture”), the Debenture Trustee will reduce the outstanding principal amount of such Restricted Debenture by such amount and increase the outstanding principal amount of the corresponding Unrestricted Debenture to which such holder’s interest is transferred by such transferred amount.

3.4	Issuance of Restricted Debentures with U.S. Restrictions

(a)
Any Debentures issued in the United States pursuant to Subsection 3.3(a) shall be issued as Fully Registered Debentures in authorized denominations, shall have the same benefits and be subject to the same terms and conditions as the Unrestricted Debentures, shall be registered in the names and denominations as the Corporation shall direct and shall be delivered as directed by the persons in whose names such Restricted Debentures are to be registered.  The Restricted Debentures shall be in substantially the form of the Unrestricted Debentures mutatis mutandis, except as provided in Subsection 3.4(b) and except that they shall not include the Depository Legend.

(b)
Each Restricted Debenture, as well as all certificates or other global notes issued in exchange for or in substitution of the foregoing securities, will bear the U.S. Securities Act Legend; provided that, if any interest in a Restricted Debenture is being sold outside the United States in accordance with Rule 904 of Regulation S at a time when the Corporation is a “foreign issuer” as defined in Rule 902 of Regulation S the legend may be removed by providing a duly completed and signed declaration to the Debenture Trustee, as registrar and transfer agent, to the effect set forth in Schedule E hereto (or in such other form as the Corporation may from time to time prescribe) and, if required by the Debenture Trustee, an opinion of counsel of recognized standing satisfactory to the Debenture Trustee, acting reasonably, that such legend is no longer required under the applicable requirements of the U.S. Securities Act or U.S. state securities laws, and provided further, that, if any interest in a Restricted Debenture is being sold in the United States in accordance with Rule 144 under the U.S. Securities Act, such legend may be removed by delivery to the Debenture Trustee of an opinion of U.S. counsel of recognized standing, satisfactory to the Corporation, acting reasonably, that such legend is no longer required under applicable requirements of the U.S. Securities Act or U.S. state securities laws.

(c)
If a Restricted Debenture or an interest therein tendered for transfer bears the U.S. Securities Act Legend and the transferee is in the United States, except as provided in Subsection 3.4(b), the Restricted Debenture or interest therein issued to such transferee shall also bear the U.S. Securities Act Legend.

(d)
Debentures may not be converted into Common Shares in the United States unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws.

(e)	Any Common Shares into which the Restricted Debentures are convertible shall also bear the U.S. Securities Act Legend unless the provisions of Subsection 3.4(b) apply thereto mutatis mutandis.

(f)
The Debenture Trustee shall maintain a list of all registered holders of Restricted Debentures or interests therein or Common Shares into which they are converted bearing the U.S. Securities Act Legend.

3.5	Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee and upon compliance with all other conditions in that behalf required by this Trust Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

3.6	No Notice of Trusts

Neither the Corporation nor the Debenture Trustee shall be bound to take notice of or see to the execution of any trust (other than that created by this Trust Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

3.7	Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall at all reasonable times be open for inspection by the Corporation, the Debenture Trustee or any Debentureholder. The Debenture Trustee, shall from time to time when requested so to do by the Corporation, in writing, furnish the Corporation with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder provided the Debenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.8	Exchanges of Debentures

(a)
Subject to Section 3.9, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b)
In respect of exchanges of Debentures permitted by Section 3.8(a), Debentures of any series may be exchanged only at the Designated Office. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee. The Corporation shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c)
Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.9	Closing of Registers

Neither the Corporation nor the Debenture Trustee shall be required to:

(a)	accept conversions of any Debentures during the period from the close of business on the Record Date preceding the Interest Payment Date to and including such Interest Payment Date;

(b)
make transfers or exchanges of any Debentures during the period from the date of any selection by the Debenture Trustee of any Debentures to be redeemed or during the preceding 15 days or thereafter until the close of business on the date upon which a Redemption Notice is given in respect of such Debentures; or

(c)	make transfers or exchanges of any Debentures which have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures are not redeemed.

3.10	Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon by the Debenture Trustee and the Corporation from time to time), and payment of such charges (plus any applicable taxes thereon) and reimbursement of the Debenture Trustee for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series;

(b)	for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c)	for any exchange of a Global Debenture as contemplated in Section 3.2; or

(d)	for any exchange of any Debenture resulting from a partial redemption under Section 4.2.

3.11	Ownership of Debentures

(a)
Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Trust Indenture, be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and, in the case of a Fully Registered Debenture, interest thereon shall be made to such registered holder.

(b)
The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Corporation and/or the Debenture Trustee for the same and neither the Corporation nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(c)
Where Debentures are registered in more than one name, the principal, premium, if any, and interest (in the case of Fully Registered Debentures) from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Debenture Trustee and to the Corporation.

(d)
In the case of the death of one or more joint holders of any Debenture, the principal, premium, if any, and interest from time to time payable thereon shall be paid to the order of the registered holders.

(e)	The Debenture Trustee may assume for the purposes of this Trust Indenture that any address of the holder appearing in the register maintained by the Debenture Trustee is the holder’s actual address.

ARTICLE 4
REDEMPTION AND PURCHASE OF DEBENTURES

4.1	Applicability of Article

The Corporation shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity, either by payment of money, subject to any required regulatory approval, by issuance of Freely Tradeable Common Shares as provided in Section 4.6 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series including, in respect of the Initial Debentures, Section 2.4(d)) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Trust Indenture, in the Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

4.2	Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed or if a portion are being redeemed for cash and a portion are being redeemed by the issuance of Freely Tradeable Common Shares, and such Debentures are not in the form of a Global Debenture, the Corporation shall in each such case, at least 15 days before the date upon which the Redemption Notice is to be given, notify the Debenture Trustee by a Written Direction of the Corporation of its intention to redeem such Debentures and of the aggregate principal amount of Debentures to be redeemed.  Subject to the consent of the TSX, the Debentures to be so redeemed shall be selected by the Debenture Trustee (i) on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder, or (ii) by lot in such manner as the Debenture Trustee may deem equitable. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued but unpaid to but excluding the Redemption Date, the Corporation shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Debenture Trustee shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Debenture” or “Debentures” as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3	Notice of Redemption

Notice of redemption (the “Redemption Notice”) of any series of Debentures shall be given to the Debenture Trustee and the holders of the Debentures to be redeemed at least 30 days and not more than 60 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 13.2.  Every such notice from the Corporation shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price, the right of the holders to convert such Debentures as provided for in Article 6, the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b)
in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c)	in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Debenture Trustee and the Corporation; and

(d)	in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

4.4	Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued but unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the moneys necessary to redeem, or the Freely Tradeable Common Shares to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 (unless payment of the Redemption Price, or delivery of such Common Shares, shall not be made on presentation for surrender of such Debenture) and affidavits or other proof satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

4.5	Deposit of Redemption Moneys or Common Shares

Redemption of Debentures shall be provided for by the Corporation depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, by electronic funds transfer, or certificates representing such Common Shares, as the case may be, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued but unpaid interest thereon up to but excluding the Redemption Date.  At the request of the Debenture Trustee, the Corporation shall also deposit with the Debenture Trustee, by electronic funds transfer, a sum of money sufficient to pay any charges or expenses which may be reasonably incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums or certificates representing Common Shares so deposited, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal and premium (if any) to which they are respectively entitled on redemption.  The Corporation may pay the interest hereunder in accordance with Article 10.  The Debenture Trustee shall disburse such payments only upon receiving the required funds.

4.6	Right to Repay Redemption Price in Common Shares

(a)
Subject to the other provisions of this Section 4.6, the Corporation may, subject to any required regulatory approval, at its option, elect to satisfy its obligation to pay the Redemption Price in whole or in part by issuing and delivering to holders on the Redemption Date that number of Freely Tradeable Common Shares obtained by dividing the aggregate principal amount of Debentures being redeemed by 95% of the Current Market Price of the Common Shares on the Redemption Date (the “Common Share Redemption Right”).

(b)
The Corporation shall exercise the Common Share Redemption Right by so specifying in the Redemption Notice set forth in Schedule B, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 30 days prior to the Redemption Date.  The Redemption Notice shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Common Share Redemption Right.

(c)	The Corporation’s right to exercise the Common Share Redemption Right shall be conditional upon the following conditions being met on or before the Business Day preceding the Redemption Date:

(i)	the Common Shares to be issued on exercise of the Common Share Redemption Right being Freely Tradeable;

(ii)	the conditional listing of such additional Common Shares on each stock exchange on which the Common Shares are then listed subject only to customary conditions of listing;

(iii)	the Corporation being a reporting issuer (or its equivalent) in good standing under Applicable Securities Legislation where the distribution of such Common Shares occurs;

(iv)	no Event of Default shall have occurred and be continuing;

(v)
the receipt by the Debenture Trustee of an Officer’s Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Common Shares on the Redemption Date; and

(vi)
the receipt by the Debenture Trustee of an opinion of Counsel dated the Redemption Date to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Trust Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that condition (i) above has been satisfied, relying exclusively on correspondence from the relevant stock exchange, that condition (ii) above has been satisfied, and, relying exclusively on certificates of good standing issued, or reporting issuer lists maintained, by the relevant securities authorities, that condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces and territories where certificates or reporting issuer lists are not issued.

If the foregoing conditions are not satisfied at or prior to the close of business on the Business Day preceding the Redemption Date, the Corporation shall pay in cash 100% of the Redemption Price that would otherwise have been satisfied in Common Shares in accordance with Section 4.5, unless the Debentureholders waive the conditions which are not satisfied by Extraordinary Resolution.

(d)
In the event that the Corporation duly exercises its Common Share Redemption Right, the Corporation shall on or before 11:00 a.m. (Toronto time) on the Redemption Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, upon presentation and surrender of the Debentures for payment on the Redemption Date at any place where a register is maintained pursuant to Article 3 or any other place specified in the Redemption Notice, of certificates representing the Freely Tradeable Common Shares and a cheque representing accrued and unpaid interest to which such holders are entitled (less any tax required to be withheld pursuant to Section 7.8, if any).  Such Freely Tradeable Common Shares shall initially be registered in the name of the Debenture Trustee in trust for the Debentureholders until such time as the holder of such Debentures has surrendered its Debentures or duly endorsed form of transfer to the Debenture Trustee.

(e)
No fractional Freely Tradeable Common Shares shall be delivered upon the exercise of the Common Share Redemption Right but, in lieu thereof, the Corporation shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.6(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Redemption Date (less any tax required to be withheld, if any).  Upon request by the Debenture Trustee, the Corporation shall provide, in writing to the Debenture Trustee, the price to be paid in respect of such fractional Common Shares.

(f)
A holder shall be treated as the shareholder of record of the Freely Tradeable Common Shares issued on due exercise by the Corporation of its Common Share Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including common share distributions and dividends or distributions and dividends in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)
The Corporation shall issue to Debentureholders to whom Freely Tradeable Common Shares will be issued pursuant to exercise of the Common Share Redemption Right, such number of Freely Tradeable Common Shares as shall be issuable in such event. All Freely Tradeable Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h)
The Corporation shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or stamp or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Common Shares to holders upon exercise of the Common Share Redemption Right pursuant to the terms of the Debentures and of this Trust Indenture.

(i)
If the Corporation elects to satisfy its obligation to pay the Redemption Price by issuing Freely Tradeable Common Shares in accordance with this Section 4.6 and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes pursuant to Section 7.8, the Debenture Trustee, on the Written Direction of the Corporation but for the account of the holder, shall provide reasonable assistance to settle the trade as directed by the Corporation, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Common Shares issued by the Corporation for this purpose, such number of Freely Tradeable Common Shares that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws. In the event the Debenture Trustee settles the trade of such Freely Tradeable Common Shares pursuant to this Subsection 4.6, the procedures set forth in Article 10 of this Trust Indenture shall apply mutatis mutandis to such sale. The Debenture Trustee shall not be responsible for the purchase price or the timing of the sale of such Common Shares.

(j)
In the event the Corporation exercises its Common Share Redemption Right, the Corporation shall reserve and keep available out of its authorized Common Shares such number of Common Shares as shall be issuable in such event (if the number thereof becomes limited) solely for the purpose of issue and delivery upon the exercise of the Common Share Redemption Right as provided herein, and shall issue such Common Shares to Debentureholders to whom the Common Shares will be issued pursuant to exercise of the Common Share Redemption Right.

(k)	Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to Debentureholders in the manner contemplated in Section 2.14.

4.7	Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date to so surrender such holder’s Debenture, or shall not within such time accept payment of the Redemption Price payable, or take delivery of certificates representing any Common Shares issuable in respect thereof, or give such receipt therefor, if any, as the Corporation may require, such redemption moneys may be set aside in trust, or such certificates may be held in trust without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the moneys so paid and deposited, or to take delivery of the certificates so deposited, upon surrender and delivery of such holder’s Debenture.  Subject to applicable law, in the event that any money, or certificates, required to be set aside or deposited hereunder with the Debenture Trustee and not claimed shall remain so set aside or deposited for a period of ten years from the Redemption Date, then such moneys or certificates, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee to the Corporation on its written demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of a Debenture in respect of which such money or Common Shares, if applicable, was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Corporation, subject to any limitation period provided by the laws of Ontario. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of ten years after the Redemption Date to the Corporation upon receipt from the Corporation of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of ten years after the Redemption Date, the Corporation shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Corporation but prior to ten years after the redemption and such letter of credit shall be reduced to the extent of the amount of such reimbursement. If the Corporation fails to reimburse the Debenture Trustee, the Debenture Trustee may draw on the letter of credit.

4.8	Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and whose obligations have been satisfied under this Article 4 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.9	Purchase of Debentures by the Corporation

(a)
Unless otherwise specifically provided with respect to a particular series of Debentures, the Corporation may at any time and from time to time, purchase Debentures in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price, subject to compliance with Applicable Securities Legislation regarding issuer bids.  If an Event of Default has occurred and is continuing, the Corporation may purchase all or any of the Debentures as aforesaid, except by private contract.

(b)	All Debentures so purchased shall be cancelled and no Debentures shall be issued in substitution therefor.

(c)
If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Debenture Trustee, in such manner (which may include selection by lot, selection on a pro rata basis, random selection by computer or any other method) as the Debenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Debenture Trustee shall make notations on the Global Debenture of the principal amount thereof so purchased  and the same shall be reflected by the Debenture Trustee in the register.

4.10	Right to Repay Principal Amount in Common Shares at Maturity

(a)
Subject to the other provisions of this Section 4.10 and subject to any required regulatory approval, the Corporation may, at its option, elect to satisfy its obligation to repay the principal amount of the Debentures outstanding, in whole or in part, by issuing and delivering to holders on the maturity of such Debentures (the “Maturity Date”) that number of Freely Tradeable Common Shares obtained by dividing the aggregate principal amount of the Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date (the “Common Share Repayment Right”).

(b)
The Corporation shall exercise the Common Share Repayment Right by so specifying in the Maturity Notice set forth in Schedule C, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 30 days prior to the Maturity Date.  The Maturity Notice shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Common Share Repayment Right.

(c)	The Corporation’s right to exercise the Common Share Repayment Right shall be conditional upon the following conditions being met on or before the Business Day preceding the Maturity Date:

(i)	the Common Shares to be issued on exercise of the Common Share Repayment Right being Freely Tradeable;

(ii)	the conditional listing of such additional Common Shares on each stock exchange on which the Common Shares are then listed subject only to customary conditions of listing;

(iii)	the Corporation being a reporting issuer (or its equivalent) in good standing under Applicable Securities Legislation where the distribution of such Common Shares occurs;

(iv)	no Event of Default shall have occurred and be continuing;

(v)
the receipt by the Debenture Trustee of an Officer’s Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Common Shares on the Maturity Date; and

(vi)
the receipt by the Debenture Trustee of an opinion of Counsel dated the Maturity Date to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Trust Indenture in payment, in whole or in part, of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that condition (i) above has been satisfied, relying exclusively on correspondence from the relevant stock exchange, that condition (ii) above has been satisfied, and, relying exclusively on certificates of good standing issued by the relevant securities authorities, that condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Corporation shall pay in cash 100% of the principal amount of the Debentures that would otherwise have been payable in accordance with Section 4.5, unless the Debentureholders waive the conditions which are not satisfied by Extraordinary Resolution.

(d)
In the event that the Corporation duly exercises its Common Share Repayment Right, the Corporation shall on or before 11:00 a.m. (Toronto time) on the Maturity Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, upon presentation and surrender of the Debentures for payment on the Maturity Date at any place where a register is maintained pursuant to Article 3 or any other place specified in the Maturity Notice, of certificates representing the Freely Tradeable Common Shares and a cheque representing accrued and unpaid interest to which such holders are entitled (less any tax required to be withheld, if any).  Such Freely Tradeable Common Shares shall initially be registered in the name of the Debenture Trustee  in trust for the Debentureholders until such time as the holder of such Debentures has surrendered its Debentures or duly endorsed form of transfer to the Debenture Trustee.

(e)
No fractional Freely Tradeable Common Shares shall be delivered upon the exercise of the Common Share Repayment Right but, in lieu thereof, the Corporation shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.10(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares on the Maturity Date (less any tax required to be withheld pursuant to Section 7.8, if any).  Upon request by the Debenture Trustee, the Corporation shall provide, in writing to the Debenture Trustee, the price to be paid in respect of such fractional Common Shares.

(f)
A holder shall be treated as the shareholder of record of the Freely Tradeable Common Shares issued on due exercise by the Corporation of its Common Share Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including common share distributions and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)
The Corporation shall issue to Debentureholders to whom Freely Tradeable Common Shares will be issued pursuant to exercise of the Common Share Repayment Right, such number of Freely Tradeable Common Shares as shall be issuable in such event. All Freely Tradeable Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h)
The Corporation shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or stamp or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Common Shares to holders upon exercise of the Common Share Repayment Right pursuant to the terms of the Debentures and of this Trust Indenture.

(i)
If the Corporation elects to satisfy its obligation, in whole or in part, to pay the principal amount on maturity by issuing Freely Tradeable Common Shares in accordance with this Section 4.10, and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes pursuant to Section 7.8, the Debenture Trustee, on the Written Direction of the Corporation but for the account of the holder, shall provide reasonable assistance to settle the trade as directed by the Corporation, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Common Shares issued by the Corporation for this purpose, such number of Freely Tradeable Common Shares that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.  In the event the Debenture Trustee settled the trade of such Freely Tradeable Common Shares pursuant to this Subsection 4.10(i), the procedures set forth in Article 10 of this Trust Indenture shall apply mutatis mutandis to such sale. The Debenture Trustee shall not be responsible for the purchase price or the timing of the sale of such Common Shares.

(j)
In the event the Corporation exercises its Common Share Repayment Right, the Corporation shall reserve and keep available out of its authorized Common Shares such number of Common Shares as shall be issuable in such event (if the number thereof becomes limited) solely for the purpose of issue and delivery upon the exercise of the Common Share Repayment Right as provided herein, and shall issue such Common Shares to Debentureholders to whom the Common Shares will be issued pursuant to exercise of the Common Shares Repayment Right.

(k)	Interest accrued and unpaid on the Debentures on the Maturity Date will be paid to Debentureholders in the manner contemplated in Section 2.14.

4.11	Right to Pay all Amounts in Common Shares

Notwithstanding any other provision in this Trust Indenture, for greater certainty the Corporation shall have the right, at its option, to elect to satisfy its obligation to: (i) repay the principal amount of the Debentures outstanding, in whole or in part, whether as a result of a redemption, maturity of the Debentures or otherwise, by issuing and delivering Freely Tradeable Common Shares to Debentureholders in accordance with the terms of this Trust Indenture, and (ii) pay interest on the Debentures, in whole or in part, by issuing and soliciting bids to sell sufficient Common Shares in order to raise funds to satisfy all or part of an Interest Obligation in accordance with the terms of this Trust Indenture.

ARTICLE 5
SUBORDINATION OF DEBENTURES

5.1	Applicability of Article

The indebtedness evidenced by any Debentures issued hereunder, including the principal thereof and interest thereon, shall be subordinate and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 5, to all Senior Indebtedness (including all payments thereunder) of the Corporation and each holder of any such Debenture by its acceptance thereof agrees to and shall be bound by the provisions of this Article 5.

5.2	Order of Payment

Upon any distribution of the assets of the Corporation on any dissolution, winding up, total liquidation or reorganization of the Corporation (whether in bankruptcy, insolvency or receivership proceedings, or upon an “assignment for the benefit of creditors” or any other marshalling of the assets and liabilities of the Corporation, or otherwise):

(a)
all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of the principal of or interest on the indebtedness evidenced by the Debentures; and

(b)
any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the holders of the Debentures or the Debenture Trustee on behalf of such holders would be entitled except for the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or directors under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness.

5.3	Subrogation to Rights of Holders of Senior Indebtedness

(a)
Subject to the payment in full of all Senior Indebtedness, to the extent that any payment or distribution of assets of the Corporation otherwise payable to the Debenture Trustee on account of the Debentureholders is made on account of the Senior Indebtedness pursuant to the application of Section 5.2, the Debentureholders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions of assets of the Corporation made in respect of or on account of Senior Indebtedness, until the principal of, premium, if any, and interest on the Debentures shall be paid in full.  No payment or distribution of assets of the Corporation to the Debentureholders which would be payable or distributable to the holders of Senior Indebtedness pursuant to this Article 5 shall, as between the Corporation, its creditors (other than the holders of Senior Indebtedness) and the Debentureholders, be deemed to be a payment of the Corporation to or on account of the Debentureholders, it being understood that the provisions of this Article 5 are, and are intended, solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the holders of the Senior Indebtedness, on the other hand.

(b)
The Debentures shall be subordinated to claims of creditors of the Corporation’s Subsidiaries, except to the extent the Corporation is a creditor of such Subsidiaries ranking at least pari passu with such other creditors.

5.4	Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Trust Indenture or in the Debentures is intended to or shall impair, as between the Corporation, its creditors other than the holders of Senior Indebtedness, and the Debentureholders, the obligation of the Corporation, which is absolute and unconditional, to pay to the Debentureholders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Debentureholders and creditors of the Corporation other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Debenture Trustee or any Debentureholder from exercising all remedies otherwise permitted by applicable law upon default under this Trust Indenture, subject to the rights, if any, under this Article 5 of the holders of Senior Indebtedness in respect of cash, property or securities of the Corporation received upon the exercise of any such remedy.

5.5	Payment on Debentures Permitted

Nothing contained in this Article 5 or elsewhere in this Trust Indenture, or in any of the Debentures, shall affect the obligation of the Corporation to make, or prevent the Corporation from making, at any time except during the pendency of any dissolution, winding up or liquidation of the Corporation or reorganization proceedings specified in Section 5.2 affecting the affairs of the Corporation, any payment of principal of, premium, if any, or interest on the Debentures. The fact that any such payment is prohibited by this Article 5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 5 or elsewhere in this Trust Indenture, or in any of the Debentures, shall prevent the application by the Debenture Trustee of any moneys deposited with the Debenture Trustee hereunder for the purpose, to the payment of or on account of the principal of, or premium, if any, or interest, if any, on the Debentures.

5.6	Confirmation of Subordination

Each holder of Debentures by its acceptance thereof authorizes and directs the Debenture Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 5 and appoints the Debenture Trustee its attorney-in-fact for any and all such purposes. Upon the written request of the Corporation, and upon being furnished an Officer’s Certificate stating that one or more named persons are holders of Senior Indebtedness, or the representative or representatives of such holders, or the trustee or trustees under which any instrument evidencing such Senior Indebtedness may have been issued, and specifying the amount and nature of such Senior Indebtedness, the Debenture Trustee shall enter into a written agreement or agreements with the Corporation and the person or persons named in such Officer’s Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 5 as the holder or holders, representative or representatives, or trustee or trustees of the Senior Indebtedness specified in such Officer’s Certificate and in such agreement. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness; however, nothing herein shall impair the rights of any holder of Senior Indebtedness who has not entered into such an agreement.

5.7	Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article 5, the Debenture Trustee will not be charged with knowledge of the existence of any fact that would prohibit the making of any payment of moneys to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Corporation, any Debentureholder or any holder or representative of any class of Senior Indebtedness or on its behalf.

5.8	Debenture Trustee May Hold Senior Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it or for which it acts as trustee, to the same extent as any other holder of Senior Indebtedness, and nothing in this Trust Indenture deprives the Debenture Trustee of any of its rights as such holder.

5.9	Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any non-compliance by the Corporation with the terms, provisions and covenants of this Trust Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.10	Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Corporation, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Trust Indenture or the Debentureholders or the Debenture Trustee.

5.11	Additional Indebtedness

This Trust Indenture does not, and shall not, restrict the Corporation from incurring additional Senior Indebtedness at any time or from time to time or other indebtedness or otherwise or mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing.

5.12	Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6.

5.13	Subordination not to be Impaired

(a)
The subordination provided for in this Article 5 shall remain in full force and effect until the entire amount of the Senior Indebtedness has been paid and satisfied in full without regard to, and such subordination shall not be released, discharged, limited or in any way affected or impaired by:

(i)
any lack of validity or enforceability of or any limitation of liability under any agreement, document or instalment now or hereafter given in connection with the Senior Indebtedness (including without limitation any security and guarantees, and such agreements, documents and instruments are hereinafter collectively referred to as the “Credit Documents”);

(ii)	any irregularity, defect, informality, lack of power or due authorization relating to any Credit Document;

(iii)	any amendment, modification, addition or supplement to any Credit Document;

(iv)	any extension, renewal, indulgence, compromise, or any other action or inaction, relating to any Credit Document or any person or property;

(v)
any taking or abstention from taking of any security for, or any guarantee of, any of the obligations and liabilities of any person arising under any Credit Document whether or not such security or guarantee is given in connection with a Credit Document;

(vi)	any release, loss, exchange, amendment, modification, addition or supplement to or of any Credit Document or any collateral thereunder (with or without consideration);

(vii)	any default under, or any lack of due execution, validity or enforceability of, or any irregularity or other defect in, or any failure to perfect, register or file notice of, any Credit Document;

(viii)	any waiver of or consent to a departure from any requirement or condition precedent contained in any Credit Document;

(ix)	any exercise or non-exercise, negligent or otherwise, of any right, remedy, power or privilege in respect of any Credit Document;

(x)
any change in the parties to, or in the interest of any party in, any Credit Document, including without limitation any change resulting from an assignment of the interest of a party under any Credit Document;

(xi)
any method or sequence of application (or subsequent change thereof) at any time or from time to time used by any holder of Senior Indebtedness or the Debenture Trustee to apply any proceeds received from any source to the Senior Indebtedness;

(xii)	any sale, lease, transfer or other disposition by the Corporation or the Debenture Trustee or any other Person of any property;

(xiii)	any amalgamation, consolidation or merger of the Corporation or the Debenture Trustee or any other Person with or into any Person;

(xiv)	any manner of dealing by any holder of Senior Indebtedness with the Corporation or the Debenture Trustee or any other Person;

(xv)	any bankruptcy, insolvency, reorganization, arrangement or similar proceedings involving or affecting the Corporation or the Debenture Trustee or any other Person;

(xvi)
any other circumstances of any nature whatsoever which might otherwise constitute a legal or equitable discharge of or defence against the obligations of the Corporation or the Debenture Trustee hereunder (except satisfaction in full of the obligations of the Corporation and the Debenture Trustee hereunder); or

(xvii)	any other circumstances (except satisfaction in full of the obligations of the Corporation and the Debenture Trustee hereunder);

in each case, whether or not the Corporation, the Debenture Trustee, any holder of Senior Indebtedness or any other Person shall have notice or knowledge of any of the foregoing and whether or not any of the holders of Senior Indebtedness, the Corporation or the Debenture Trustee shall have consented thereto.

(b)	With respect to the subordination contemplated by this Article 5, the Debenture Trustee, and by acceptance of Debentures, each of the Debentureholders, absolutely and unconditionally waives:

(i)	notice of any of the matters referred to in Subsection 5.13(a);

(ii)	all notices which may be required by statute, rule of law or otherwise to preserve any rights of any holder of Senior Indebtedness, other than notice of an Event of Default;

(iii)
any right to require the exercise by any holder of Senior Indebtedness of any right, remedy, power or privilege in connection with any Credit Document (including without limitation any right to require any holder of Senior Indebtedness to take or exhaust any recourse against the Corporation or any other Person or under the Credit Documents); and

(iv)	any requirement of diligence or care on the part of any holder of Senior Indebtedness, or the Debenture Trustee.

The subordination provided for in this Article 5 shall be continuing and shall continue irrespective of any one or more demands which may be made hereunder by any holder of Senior Indebtedness, and irrespective of any statute of limitations otherwise applicable.  If at any time a payment on account of the Senior Indebtedness is rescinded or avoided upon the insolvency, bankruptcy or reorganization of the Corporation or any other Person or for whatever reason, the subordination provided for in this Article 5 shall be continuing or be reinstated, as applicable, (irrespective of any statute of limitations otherwise applicable) and shall cover and include each such rescinded or avoided payment, all as though such payment had not been made.

ARTICLE 6
CONVERSION OF DEBENTURES

6.1	Applicability of Article

(a)
Any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction on the conversion of Debentures of such series) will be, subject to applicable regulatory approvals, convertible into Freely Tradeable Common Shares or other securities, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Trust Indenture, in such Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

(b)
Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 6.5.

6.2	Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Corporation is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Corporation’s offer, respectively.

6.3	Manner of Exercise of Right to Convert

(a)
The holder of a Debenture desiring to convert such Debenture in whole or in part into Freely Tradeable Common Shares shall surrender such Debenture to the Debenture Trustee at the Designated Office together with the conversion form on the back of such Debenture or any other written notice in a form satisfactory to the Debenture Trustee, in either case duly executed by the holder or its executors or administrators or other legal representatives or its or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture Trustee, exercising its right to convert such Debenture in accordance with the provisions of this Article.  Thereupon, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Debenture Trustee, such Debentureholder or its nominee(s) or assignee(s), shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 6.3(b)) as the holder of the number of Common Shares into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, subject as aforesaid, the Corporation shall deliver to such Debentureholder or its nominee(s) or assignee(s), a certificate or certificates for such Common Shares.

(b)
For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the “Date of Conversion”) on which it is so surrendered in accordance with the provisions of this Article and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee at the Designated Office; provided that if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the person or persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such registers are next reopened.

(c)
Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Trust Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

(d)
The holder of any Debenture of which only a part is converted shall, upon the exercise of its right of conversion surrender the said Debenture to the Debenture Trustee, and the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered.

(e)
The holder of a Debenture surrendered for conversion in accordance with this Section 6.3 shall be entitled to receive accrued and unpaid interest in respect thereof up to but excluding the Date of Conversion of such Debenture (less any tax required to be withheld pursuant to Section 7.8, if any) and the Common Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Common Shares pursuant to Section 6.3(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid, non-assessable Common Shares.

6.4	Adjustment of Conversion Price

Subject to the approval of the TSX, the Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

(a)
If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of Common Shares, or (iii) issue Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution (other than pursuant to any distribution re-investment or share purchase plans or similar arrangements), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision, dividend or distribution (including, in the case where securities convertible into or exchangeable for Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date), or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this 6.4(a) shall occur. Any such issue of Common Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Common Shares under Subsections (a) and (c) of this Section 6.4.

(b)
If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price of a Common Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus that number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price per Common Share, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such options, rights or warrants, as the case may be.

(c)
If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) shares of any class other than Common Shares (other than pursuant to any distribution re-investment or share purchase plans or similar arrangements), (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Common Shares or securities convertible or exchangeable into Common Shares), (iii) evidences of its indebtedness, or (iv) other assets (including cash dividends or distributions paid in the ordinary course in an amount greater than $0.035 per Common Share per fiscal quarter) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date, less the fair market value (as determined by an Investment Dealer chosen by the Corporation, which determination shall be conclusive) of such Common Shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be re adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such Common Shares or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be. Notwithstanding the foregoing, in respect of determining the fair market value of any cash dividends or distributions paid by the Corporation in the ordinary course in an amount greater than $0.035 per Common Share per fiscal quarter, the Corporation shall not be required to retain an Investment Dealer to determine the fair market value of the same, but rather the Corporation, acting reasonably and in good faith, shall be entitled to make its own determination thereof.

(d)
If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 6.4(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other Person or other entity, or a sale or conveyance of the Property and assets of the Corporation as an entirety or substantially as an entirety to any other Person or other entity, or a liquidation, dissolution or winding up of the Corporation, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, the number of trust Common Shares, shares or other securities or property of the Corporation or of the Person or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the directors to give effect to or to evidence the provisions of this Section 6.4(d), the Corporation, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Trust Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Trust Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any trust Common Shares, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Debenture Trustee pursuant to the provisions of this Section 6.4(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 15 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing Person or other entity and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.4(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, sales or conveyances or other similar transactions.

(e)
In any case in which this Section 6.4 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.4(e), have become the holder of record of such additional Common Shares pursuant to Section 6.3(b).

(f)
The adjustments provided for in this Section 6.4 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.4(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g)	For the purpose of calculating the number of Common Shares of the Corporation outstanding, Common Shares owned by or for the benefit of the Corporation or any Subsidiary shall not be counted.

(h)
In the event of any question arising with respect to the adjustments provided in this Section 6.4, such question shall be conclusively determined by a firm of chartered accountants appointed by the Corporation (who may be the Auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Debenture Trustee, and the Debentureholders (subject to manifest error).

(i)
In case the Corporation shall take any action affecting the Common Shares other than action described in this Section 6.4, which in the reasonable opinion of the directors would materially adversely affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors, subject to the prior written consent of the TSX, as the directors in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(j)
Subject to the prior written consent of the TSX, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.4(a), 6.4(b) or 6.4(c) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(k)
Except as stated above in this Section 6.4, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Common Shares at less than the Current Market Price for such Common Shares on the date of issuance.

6.5	No Requirement to Issue Fractional Common Shares

The Corporation shall not be required to issue fractional Common Shares upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Conversion Price.

6.6	Trust to Reserve Common Shares

The Corporation covenants with the Debenture Trustee that it will at all times reserve and keep available out of its authorized Common Shares (if the number becomes limited), solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Debenture Trustee that all Common Shares which shall be so issuable shall be duly and validly issued as fully-paid, non-assessable and Freely Tradeable.

6.7	Cancellation of Converted Debentures

All Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Debenture Trustee and no Debenture shall be issued in substitution therefor.

6.8	Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.4, deliver an Officer’s Certificate to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants appointed by the Corporation and acceptable to the Debenture Trustee (who may be the Auditors of the Corporation) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Common Shares, forthwith give notice to the Debentureholders in the manner provided in Section 13.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice under Section 6.9 covering all the relevant facts in respect of such event and if the Debenture Trustee approves, no such notice need be given.

6.9	Notice of Special Matters

The Corporation covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 13.2, of its intention to fix a record date for any event referred to in Subsection 6.4(a), 6.4(b) or 6.4(c) (other than the subdivision, redivision, reduction, combination or consolidation of its Common Shares) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days in each case prior to such applicable record date.

6.10	Protection of Debenture Trustee

Subject to Section 14.3, the Debenture Trustee:

(a)
shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)
shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any Common Shares, shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture;

(c)
shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article; and

(d)	shall be entitled to act and rely on any adjustment calculation of the Corporation, the directors or the Auditors.

ARTICLE 7
COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

7.1	General Covenants

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium, if any, and interest accrued on, the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures and will duly and punctually perform and carry out all of the other acts or things to be done by it, all as provided herein and in the Debentures.

7.2	To Pay Debenture Trustee’s Remuneration

The Corporation will pay the Debenture Trustee reasonable remuneration for its services as trustee hereunder and will repay to the Debenture Trustee on demand all moneys which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created and such moneys including the Debenture Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to any of the Debentures or interest thereon. The said remuneration shall continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this Trust Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.  Any amount due under this Section 7.2 and unpaid within 30 days after demand for such payment by the Debenture Trustee shall bear interest from the expiration of such 30 days at a  rate per annum equal to the current rate  charged by the Debenture Trustee to similar clients.  This Section 7.2 shall survive the removal or termination of the Debenture Trustee and the termination of this Trust Indenture.

7.3	To Give Notice of Default

The Corporation shall notify in writing the Debenture Trustee immediately upon obtaining knowledge of any default or Event of Default hereunder.

7.4	Preservation of Existence, etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries respective existences and rights.

7.5	Additional Covenants

(a)
The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with U.S. GAAP.

(b)
The Corporation will take all reasonable steps and actions and do all such acts and things as may be required to: (i) maintain (as long as it meets the minimum listing requirements of such institution) the listing and posting for trading of the Initial Debentures and the Common Shares on the TSX, and (ii) maintain its status as a reporting issuer, or the equivalent thereof, not in default of the requirements of Applicable Securities Legislation.

(c)
The Corporation shall maintain an office or agency at each place of payment for any Debentures where the Debentures may be presented or surrendered for payment, or for registration of transfer or exchange, and where notices and demands to or upon the Corporation in respect of such Debentures and this Trust Indenture may be served.  The Corporation will give prompt written notice to the Debenture Trustee of the location, and any change in the location, of any such office or agency.  If at any time the Corporation shall fail to maintain such required office or agency or shall fail to furnish to the Debenture Trustee the address of any such office or agency, such presentations, surrenders, notices and demands may be made or served at the Designated Office and the Corporation hereby appoints the Debenture Trustee as its agent to receive all such presentations, surrenders, notices and demands.

(d)
The Corporation shall deliver to the Debenture Trustee within 90 days after the end of each fiscal year of the Corporation (and at any other reasonable time upon demand by the Debenture Trustee) an Officer’s Certificate stating that the Corporation has complied with, in all material respects, all requirements of the Corporation contained in this Trust Indenture that, if not complied with, in all material respects, would, with the giving of notice, lapse of time, or otherwise, constitute an Event of Default.  If an Event of Default shall have occurred, the certificate shall describe the nature and particulars of the Event of Default and its current status and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

(e)
The Corporation will, at the relevant times and upon exercise of the relevant rights or elections, comply and take all reasonable measures necessary to comply at all times with Subsection 4.6(c) and 4.10(c) including, without limitation, make application for any order, ruling, registration or filing or give any notice required under Applicable Securities Legislation.

(f)
The Corporation shall not declare or pay any cash distribution on any Common Shares at any time after the occurrence of an Event of Default caused by the failure to pay interest on the Debentures when due and until such Event of Default has been cured or waived.

(g)
Notwithstanding anything herein contained to the contrary, (i) all payments in excess of $25 million in Canadian dollars (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the CDS Clearing and Depository Services Inc., the Corporation shall remit payment to the Debenture Trustee by LVTS.

7.6	Reporting Requirements

(a)
The Corporation shall file with the Debenture Trustee within 15 days after the filing thereof with the Ontario Securities Commission, copies of the Corporation’s annual report and such information, documents and other reports that the Corporation is required to file with the Ontario Securities Commission and deliver to the Corporation’s shareholders.  Notwithstanding that the Corporation may not be required to remain subject to the reporting requirements of the Ontario Securities Commission, the Corporation shall provide to the Debenture Trustee (a) within 90 days after the end of each fiscal year, an annual financial statement of the Corporation, and (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements of the Corporation which shall, at a minimum, contain such information as is required to be provided in quarterly reports under the laws of Canada or any Province thereof to security holders of a company with securities listed on the TSX, whether or not the Corporation has any of its securities so listed.  Each of such reports will be prepared in accordance with applicable Canadian disclosure requirements and U.S. GAAP.  The Corporation will provide copies of such information, documents and reports to holders of Debentures upon request.

(b)
The Corporation confirms that as at the date of execution of this Trust Indenture the Common Shares are registered pursuant to Section 12 of the US Securities Exchange Act of 1934, as amended (the “US Exchange Act”). The Corporation covenants that in the event that such registration shall be terminated by the Corporation in accordance with the US Exchange Act, the Corporation shall promptly deliver to the Debenture Trustee an officers’ certificate (in a form provided by the Debenture Trustee) notifying the Debenture Trustee of such termination and such other information as the Debenture Trustee may require at the time. The Corporation acknowledges that the Debenture Trustee is relying upon the foregoing representation and covenants in order to meet certain obligations with respect to those clients who are filing with the U.S. Securities and Exchange Commission.

7.7	Performance of Covenants of Debenture Trustee

If the Corporation shall fail to perform any of its covenants contained in this Trust Indenture and such failure has not been cured or rectified within the time permitted by this Trust Indenture, the Debenture Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but (subject to Sections 8.2 and 13.3) shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Debenture Trustee shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Debenture Trustee shall be deemed to relieve the Corporation of any default hereunder.

7.8	Taxation

(a)
The Corporation shall make all payments of principal, premium (if any) and interest (including interest on amounts in default) on the Debentures without withholding of or deduction for or on account of any present or future taxes imposed or levied by any taxing authority unless such taxes are required to be withheld or deducted by the Corporation by law or by the interpretation or administration thereof, or upon demand of the taxing authority.  Whenever in this Trust Indenture the Corporation is obligated to make a payment in respect of which it is so required by law or by the interpretation or administration thereof to withhold or deduct a sum in respect of taxes, the provision shall be read and construed so as to permit such deduction or withholding (whether or not explicitly stated in connection with the particular payment obligation). For purposes of this Subsection 7.8(a), a payment includes amounts deemed to be paid or credited as interest for purposes of Part XIII of the Tax Act.

The Corporation shall make any withholdings or deductions in respect of taxes required by law or by the interpretation or administration thereof and shall remit the full amount withheld or deducted to the relevant taxing authority in accordance with applicable law and shall provide the Debenture Trustee with full particulars thereof.

(b)
Where Subsection (a) applies on a conversion or on a redemption or repayment of the Debentures with Common Shares or in any other circumstance where the Corporation is not making a cash payment to a Debentureholder sufficient to satisfy the withholding required under Subsection (a), the Debenture Trustee, on the Written Direction of the Corporation but for the account of such holder, shall provide reasonable assistance to settle any trades as directed by the Corporation, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Common Shares issued by the Corporation for this purpose, such number of Freely Tradeable Common Shares that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.  In the event the Debenture Trustee settles the trade of such Freely Tradeable Common Shares pursuant to this Section 7.8, the procedures set forth in Article 10 of this Trust Indenture shall apply mutatis mutandis to such sale.

(c)
The Debenture Trustee shall have no obligation to verify any payments under the Tax Act or any provision of provincial, state, local or foreign tax law.  The Debenture Trustee shall at all times be indemnified and held harmless by the Corporation from and against any personal liabilities of the Debenture Trustee incurred, other than those attributable to the negligence or willful misconduct of the Debenture Trustee, in connection with the failure of the Corporation or its agents, to report, remit or withhold taxes as required by the Tax Act or otherwise failing to comply with the Tax Act. This indemnification shall survive the resignation or removal of the Debenture Trustee and the termination of this Trust Indenture.

ARTICLE 8
DEFAULT

8.1	Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

(a)	failure for 15 days to pay interest on the Debentures when due;

(b)
failure to pay principal or premium (whether by way of payment of cash or delivery of Common Shares), if any, on the Debentures when due whether at maturity, upon redemption, by declaration of acceleration or otherwise;

(c)
default in the observance or performance of any material covenant or condition of this Trust Indenture by the Corporation which remains unremedied for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Corporation specifying such default and requiring the Corporation to remedy such default;

(d)
if a decree or order of a court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws of Canada or any province thereof, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation, or appointing a receiver of, or of any substantial part of, the property of the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 45 days or any substantial part of the property of the Corporation shall be sequestered or attached and shall not be returned to the possession of the Corporation or released from such attachment, as the case may be, whether by filing of a bond or stay or otherwise within 45 consecutive days thereafter;

(e)
if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws of Canada or any province thereof, or consents to the filing of any such petition or to the appointment of a receiver, or liquidator or trustee or assignee in bankruptcy or insolvency for it, or of any substantial part of the property of the Corporation or makes a general assignment for the benefit of creditors, or is unable to or admits in writing its inability to pay its debts generally as they become due, or any corporate action shall be taken by the Corporation in furtherance of any of the aforesaid actions;

(f)
if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed; or

(g)
if, after the date of this Trust Indenture, any proceedings with respect to the Corporation are taken with respect to a compromise or arrangement, with respect to creditors of the Corporation generally, under the applicable legislation of any jurisdiction;

in each and every such event the Debenture Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 8.3, by notice in writing to the Corporation declare the principal of, and premium, if any, and accrued interest on, all Debentures then outstanding and all other moneys outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, anything therein or herein to the contrary notwithstanding, and the Corporation shall forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal of, and premium, if any, accrued and unpaid interest and interest on amounts in default on, such Debenture (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Corporation, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Corporation on the date of such declaration) and all other moneys outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other moneys from the date of the said declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the moneys mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Corporation’s obligations hereunder and any moneys so received by the Debenture Trustee shall be applied in the manner provided in Section 8.7.

8.2	Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 13.2, provided that notwithstanding the foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee reasonably and in good faith shall have determined on the advice of Counsel that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

8.3	Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)
the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of 66⅔% of the principal amount of Debentures then outstanding or by Extraordinary Resolution of Debentureholders at a meeting held in accordance with Article 12 hereof, to instruct the Debenture Trustee to waive any Event of Default except a default in the payment of the principal of, or premium, if any, or interest on any Debentures, or in respect of a covenant or provision hereof that under the Corporation Indenture cannot be modified or amended without the consent of the holder of each outstanding Debenture of such series of Debentures affected and the Debenture Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non-observance or non-performance by the Corporation of any covenant applicable only to one or more series of Debentures, then the holders of not less than 66⅔% of the principal amount of the outstanding Debentures of those series shall be entitled to exercise the foregoing power and the Debenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b)
the Debenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee’s reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4	Waiver of Declaration

At any time after a declaration of acceleration with respect to the Debentures has been made pursuant to Section 8.1 and before a judgment or decree for payment of the money due has been obtained by the Debenture Trustee as hereinafter provided, the holders of 66⅔% of the principal amount of outstanding Debentures, by written notice to the Corporation and the Debenture Trustee or by Extraordinary Resolution of Debentureholders at a meeting held in accordance with Article 12 hereof, may thereupon rescind and annul such declaration and its consequences if the Corporation has paid or deposited with the Debenture Trustee a sum sufficient to pay:

(a)	all overdue interest on all Debentures;

(b)
the principal of (and premium, if any) any of the Debentures which have become due otherwise than by such declaration of acceleration, and interest thereon at the rate or rates prescribed therefor in such Debentures; and

(c)	to the extent that payment of such interest is lawful and applicable, interest upon overdue instalments of interest at the rate or rates prescribed therefor in such Debentures; and

all Events of Default with respect to the Debentures, other than the non-payment of the principal of (and premium, if any), and interest on, such Debentures which have become due solely by such declaration of acceleration, have been cured or waived in accordance with the provisions of this Trust Indenture.

8.5	Enforcement by the Debenture Trustee

(a)
Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Corporation shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Debenture Trustee hereunder to obtain or enforce payment of the said principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Trust Indenture or by law or equity as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Trust Indenture or by suit at law or in equity as the Debenture Trustee shall deem expedient.

(b)
The Debenture Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that nothing contained in this Trust Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

(c)
The Debenture Trustee shall have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

(d)
All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Trust Indenture. In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Trust Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

8.6	No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless (a) such holder shall previously have given to the Debenture Trustee written notice of the happening (or continuance) of an Event of Default hereunder; (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; (d) the Debenture Trustee shall have failed to act within 30 days after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures; and (e) during such 30 day period, the holders of 66⅔% of the principal amount of Debentures do not give the Debenture Trustee a direction inconsistent with the request, including a waiver pursuant to Section 8.4.

8.7	Application of Moneys by Debenture Trustee

(a)
Except as herein otherwise expressly provided, any moneys received by the Debenture Trustee from the Corporation pursuant to the foregoing provisions of this Article 8, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other moneys in the hands of the Debenture Trustee available for such purpose, as follows:

(i)
first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Trust Indenture, with interest thereon as herein provided;

(ii)
second, but subject as hereinafter in this Section 8.7 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such moneys to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a person other than the Corporation or any Subsidiary but only to the extent of such person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b)
The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any moneys coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in Section 8.7(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 14.9 until the money or the investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

8.8	Notice of Payment by Debenture Trustee

Not less than 15 days’ notice shall be given in the manner provided in Section 13.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article 8. Such  notice shall state the time when and place where such payment is to be made and also the liability under this Trust Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal moneys, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

8.9	Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 8 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production (in respect of interest payments only) and endorsement, upon such indemnity being given to it and to the Corporation as the Debenture Trustee shall deem sufficient.

8.10	Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

8.11	Judgment Against the Corporation

The Corporation covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other moneys owing hereunder.

8.12	Control by Holders

(a)
The Holders of at least a majority in principal amount of the outstanding Debentures, may direct the time, method and place (in Ontario) of conducting any proceeding for any remedy available to the Debenture Trustee or exercising any trust or power conferred on it with respect to the Debentures; and take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of Debentures under any provisions of this Trust Indenture or under all applicable laws.

(b)	The Debenture Trustee may refuse to follow any direction that conflicts with law, this Trust Indenture or any Extraordinary Resolution.

8.13	Rights of Holders to Receive Payment

Notwithstanding any other provision of this Trust Indenture, the right of any holder to receive payment of principal of, and premium (if any) and interest on, the Debentures held by such holder, on or after the respective due dates expressed in the Debentures (or, in the case of redemption, on the Redemption Date), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the holder.

8.14	Delay or Omission Not Waiver

No delay or omission of the Debenture Trustee or of any holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article or by law to the Debenture Trustee or to the holders may be exercised from time to time, and as often as may be deemed expedient, by the Debenture Trustee or by the holders, as the case may be.

ARTICLE 9
SATISFACTION AND DISCHARGE

9.1	Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Debenture Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Trust Indenture shall be cancelled by the Debenture Trustee and, if required by the Corporation, the Debenture Trustee shall furnish to it a cancellation certificate setting out the designating numbers of the Debentures so cancelled.

9.2	Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or fails to accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a)	the Corporation shall be entitled to pay or deliver to the Debenture Trustee and direct the Debenture Trustee to set aside; or

(b)
in respect of moneys or Common Shares in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Debenture Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Debenture Trustee, the Debenture Trustee may itself set aside;

the principal, premium (if any) or the interest or Common Shares, as the case may be, in trust, without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the moneys so paid and deposited or to take delivery of the Common Shares so deposited plus distributions and accretions on Common Shares, if applicable, upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3	Repayment of Unclaimed Moneys or Common Shares

Subject to applicable law, in the event that any moneys or Common Shares, if applicable, required to be set aside or deposited under Section 9.2 shall remain so deposited or set aside for a period of ten years after the date of such setting aside or depositing, then such moneys or certificates, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee to the Corporation on its written demand, and thereupon the Debenture Trustee shall not be responsible to the Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of a Debenture in respect of which such moneys or Common Shares, if applicable, were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the money or Common Shares, if applicable, due from the Corporation, subject to any limitation provided by the laws of the Province of Ontario. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of ten years after the setting aside described in Section 9.2 to the Corporation upon receipt from the Corporation of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of ten years after such setting aside, the Corporation shall reimburse the Debenture Trustee for any amounts so set aside which are required to be paid by the Debenture Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Corporation but prior to ten years after such setting aside and such letter of credit shall be reduced to the extent of the amount of such reimbursement. If the Corporation fails to so reimburse the Debenture Trustee, the Debenture Trustee may draw on the letter of credit.

9.4	Discharge

The Debenture Trustee shall at the written request of the Corporation release and discharge this Trust Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other moneys payable hereunder have been paid or satisfied or that, all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other moneys payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

9.5	Satisfaction

(a)
The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Debenture Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i)
the Corporation has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Common Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, or any Change of Control Purchase Date, or upon conversion or otherwise as the case may be, of such Debentures (including the maximum amount that may be payable as a Make Whole Premium); or

(ii)	the Corporation has deposited or caused to be deposited with the Debenture Trustee as trust property in trust for the purpose of making payment on such Debentures:

(A)
if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Common Shares, if applicable; or

(B)
if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Common Shares, if applicable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal of, premium, if any (including the maximum amount that may be payable as a Make Whole Premium) on, and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii)
the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Debenture Trustee for the payment of all other sums payable (including the maximum amount that may be payable as a Make Whole Premium) with respect to all of such Debentures (together with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv)
the Corporation has delivered to the Debenture Trustee an Officer’s Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee referred to in this Section 9.5 shall be irrevocable, subject to Sections 9.3 and Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b)
Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Trust Indenture (other than those contained in Article 2, Article 4, Article 6, Section 8.5 and Section 14.15 and the provisions of Article 1 pertaining to Article 2, Article 4, Article 6, Section 8.5 and Section 14.15) shall no longer be binding upon or applicable to the Corporation.

(c)
Any funds or obligations deposited with the Debenture Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d)
If the Debenture Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Trust Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Debenture Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Corporation has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

9.6	Continuance of Rights, Duties and Obligations

(a)
Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4, Article 6 and Section 14.15 hereof.

(b)
In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5 in respect of a series of Debentures (the “Defeased Debentures”), any holder of any of the Defeased Debentures from time to time converts its Debentures to Common Shares or other securities of the Corporation in accordance with Subsection 2.4(d) (in respect of Initial Debentures or the comparable provision of any other series of Debentures), Article 6 or any other provision of this Indenture, the Debenture Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(c)
In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5, the Corporation is required to make a Change of Control Purchase Offer to purchase any outstanding Debentures pursuant to Subsection 2.4(k) (in respect of Initial Debentures or the comparable provision of any other series of Debentures), in relation to Initial Debentures or to make an offer to purchase Debentures pursuant to any other similar provisions relating to any other series of Debentures, the Corporation shall be entitled to use any trust money or trust property deposited with the Trustee pursuant to Section 9.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Corporation the Total Offer Price payable to such holders in respect of such Change of Control Purchase Offer in respect of Initial Debentures (or the total offer price payable in respect of an offer relating to any other series of Debentures). Upon receipt of a Written Direction from the Corporation, the Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer to the Corporation (which amount shall be based on the applicable principal amount of the Defeased Debentures held by accepting offerees in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 10
COMMON SHARE INTEREST PAYMENT ELECTION

10.1	Common Share Interest Payment Election

(a)
Provided that no Event of Default has occurred and is continuing and that all necessary regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Common Shares are then listed), the Corporation shall have the right, at any time and from time to time, to make a Common Share Interest Payment Election in respect of any Interest Obligation, in whole or in part, by delivering a Common Share Interest Payment Election Notice to the Debenture Trustee no later than the earlier of: (i) the date required by applicable law or the rules of any stock exchange on which the Debentures or Common Shares are then listed, and (ii) the day which is 15 Business Days prior to the Interest Payment Date to which the Common Share Interest Payment Election relates.

(b)
In connection with the Common Share Interest Payment Election, the Debenture Trustee shall have the power to: (i) accept delivery of the proceeds with respect to such sales of Common Shares by the Corporation, (ii) invest the proceeds of such sales in accordance with the provisions of this Section 10.1 and Section 14.9, (iii) deliver proceeds to Debentureholders sufficient to satisfy the Corporation’s Interest Obligations, and (iv) perform any other action necessarily incidental thereto as directed by the Corporation in its absolute discretion. Each Common Share Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Common Shares which, together with the cash payments by the Corporation, if any, equal the amount payable pursuant to the Interest Obligation on the Common Share Delivery Date.

(c)
The Common Share Interest Payment Election Notice shall provide confirmation from the Corporation that all necessary regulatory approvals have been obtained and shall also provide for, and all bids, if any, shall be subject to, the right of the Corporation, by delivering written notice to the Debenture Trustee at any time prior to the consummation of such delivery and sale of the Common Shares on the Common Share Delivery Date, to withdraw the Common Share Interest Payment Election and each related Common Share Bid Request, whereupon the Corporation shall be obliged to pay in cash the amount payable pursuant to the Interest Obligation in respect of which the Common Share Interest Payment Election Notice has been delivered.

(d)	Any sale of Common Shares pursuant to this Article 10 may be made to one or more Persons whose bids are solicited.

(e)
The amount of cash receivable by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto or the timing of payment thereof will not be affected by whether or not the Corporation elects to satisfy the Interest Obligation pursuant to a Common Share Interest Payment Election.

(f)
Provided that the aggregate proceeds of all sales of Common Shares resulting from the acceptance of Common Share Bid Requests, together with the amount of any cash payment by the Corporation, on the Common Share Delivery Date, are equal to the related Common Share Interest Payment Election Amount in connection with any bids so accepted, the Corporation and the applicable bidders shall, not later than the Common Share Delivery Date, enter into Common Share Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or Common Shares are then listed. The Corporation shall pay all fees and expenses in connection with the Common Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees of the Debenture Trustee.

(g)
Provided that (i) all conditions specified in each Common Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Common Shares to be sold thereunder against payment of the purchase price thereof, and (ii) the purchasers under each Common Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Common Share Delivery Date, the Corporation shall, on the Common Share Delivery Date, issue the Common Shares to be sold on such date, an amount in cash equal to the value of any fractional Common Shares and an Officer’s Certificate to the effect that all conditions precedent to such sales, including those set forth in this Trust Indenture and in each Common Share Purchase Agreement, have been satisfied. Upon such deliveries, the Debenture Trustee shall assist with the settlement of such sales to such purchasers against payment in immediately available funds of the purchase price therefor in an aggregate amount equal to the Common Share Interest Payment Election Amount (less any amount attributable to any fractional Common Shares), whereupon the sole right of a holder of Debentures to receive such holder’s portion of the Common Share Interest Payment Election Amount in cash will be to receive same from the Debenture Trustee out of the proceeds of such sales of Common Shares plus any amount received by the Debenture Trustee from the Corporation attributable to any fractional Common Shares in full satisfaction of the Interest Obligation and the holder will have no further recourse to the Corporation in respect of the amount payable pursuant to the Interest Obligation.

(h)
The Debenture Trustee shall, on the Common Share Delivery Date, use the sale proceeds of the Common Shares (together with any cash received from the Corporation) to purchase, on the direction of the Corporation in writing, Authorized Investments which mature prior to the applicable Interest Payment Date and which the Debenture Trustee is required to hold until maturity (the “Common Share Proceeds Investment”) and shall, on such date, deposit the balance, if any, of such sale proceeds in the Property Account for such Debentures. The Debenture Trustee shall hold such Common Share Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Debenture Trustee shall deposit amounts from the proceeds of the Common Share Proceeds Investment in the Property Account to bring the balance of the Property Account to the Common Share Interest Payment Election Amount. On the Interest Payment Date, the Debenture Trustee shall pay the funds held in the Property Account to the holders of record of the Debentures on the Record Date of such Interest Payment Date (less any tax required to be withheld, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Common Share Proceeds Investment or otherwise in excess of the Common Share Interest Payment Election Amount to the Corporation.

(i)
Neither the making of a Common Share Payment Election nor the consummation of sales of Common Shares on a Common Share Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the amount payable pursuant to the Interest Obligation on such date or (ii) entitle such holders to receive any Common Shares in satisfaction of such Interest Obligation.

(j)
No fractional Common Shares will be issued in satisfaction of interest but in lieu thereof the Corporation will satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest (less any tax required to be withheld, if any).

ARTICLE 11
SUCCESSORS

11.1	Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

(a)
The Corporation shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other Person (herein called a “Successor”) whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(i)
prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(A)	the Successor will have assumed all the covenants and obligations of the Corporation under this Trust Indenture in respect of the Debentures;

(B)
the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Trust Indenture, including the rights of conversion set out in Article 2 and Article 6; and

(C)	in the case of the entity organized otherwise than under the laws of the Province of Ontario, the Successor shall attorn to the jurisdiction of the courts of the Province of Ontario;

(ii)
such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not materially and adversely impair any of the rights and powers of the Debenture Trustee or of the Debentureholders hereunder; and

(iii)
no condition or event shall exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

11.2	Vesting of Powers in Successor

Whenever the conditions of Section 11.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Trust Indenture with the same effect as though the Successor had been named as the Corporation herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the Corporation shall be relieved of all obligations and covenants under this Trust Indenture and the Debentures forthwith upon the Corporation delivering to the Debenture Trustee an opinion of Counsel to the effect that the transaction shall not result in any material adverse tax consequences to the Corporation or the Successor. The Debenture Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 12
MEETINGS OF DEBENTUREHOLDERS

12.1	Right to Convene Meeting

The Debenture Trustee or the Corporation may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of the Corporation or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request, as the case may be, against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Debenture Trustee.

12.2	Notice of Meetings

(a)
At least 21 days’ notice of any meeting shall be given to the Debentureholders in the manner provided in Section 13.2 and a copy of such notice shall be sent to the Debenture Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b)
If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 12.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 12.2(c) and (d)), then:

(i)
a reference to such fact, indicating each series of Debentures so especially affected (hereinafter referred to as the “especially affected series”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “Serial Meeting”; and

(ii)
the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 12.15 unless in addition to compliance with the other provisions of this Article 12:

(A)
at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 12 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66⅔%) of the principal amount of the Debentures of such especially affected series then outstanding voted on the resolution; or

(B)
in the case of action taken or power exercised by instrument in writing under Section 12.15, such instrument is signed in one or more counterparts by the holders of not less than 66⅔% in principal amount of the Debentures of such especially affected series then outstanding.

(c)
Subject to Section 12.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 12.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Debenture Trustee and the Corporation for all purposes hereof.

(d)	A proposal:

(i)	to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii)	to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 12.2 or Sections 12.4, 12.12 and 12.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

12.3	Chair

Some person, who need not be a Debentureholder, nominated in writing by the Debenture Trustee shall be chair of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some individual present to be chair.

12.4	Quorum

Subject to the provisions of Section 12.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the holders of outstanding Debentures present in person or by proxy shall, subject to the provisions of Section 12.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum is present at the commencement of business.

12.5	Power to Adjourn

The chair of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

12.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 12.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him or her.

12.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chair or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chair shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures represented at the meeting and voted on the poll.

12.8	Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he/she shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded, up or down, to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them is present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

12.9	Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Debenture Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)
the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b)
the deposit of instruments appointing proxies at such place as the Debenture Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)
the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by telex before the meeting to the Corporation or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and Persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

12.10	Persons Entitled to Attend Meetings

The Corporation and the Debenture Trustee, by their respective employees, officers, directors or directors, the Auditors of the Corporation and the legal advisers of the Corporation, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

12.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Trust Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (e) to receipt of the prior approval of the TSX if required by the rules thereof:

(a)
power to authorize the Debenture Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium or interest, the payment of which is extended, is at the time due or overdue;

(b)
power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee (with the prior written consent of the Debenture Trustee) against the Corporation, or against its property, whether such rights arise under this Trust Indenture or the Debentures or otherwise;

(c)
power to assent to any modification of or change in or addition to or omission from the provisions contained in this Trust Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)
power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11.1 shall have been complied with;

(e)
power to direct or authorize the Debenture Trustee to exercise any power, right, remedy or authority given to it by this Trust Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)
power to waive and direct the Debenture Trustee to waive any default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)
power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h)
power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i)
power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Common Shares or other securities of the Corporation;

(j)
power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chair and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)
power to remove the Debenture Trustee from office and to appoint a new Debenture Trustee or Debenture Trustees provided that no such removal shall be effective unless and until a new Debenture Trustee or Debenture Trustees shall have become bound by this Trust Indenture;

(l)
power to sanction the exchange of the Debentures for or the conversion thereof into Common Shares, bonds, debentures or other securities or obligations of the Corporation or of any other Person formed or to be formed;

(m)	power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 12.11(e); and

(n)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 12.11(j).

12.12	Meaning of “Extraordinary Resolution”

(a)
The expression “Extraordinary Resolution” when used in this Trust Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of votes cast thereat by the holders of not less than 66⅔% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the favourable votes of votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution, or, pursuant to Section 12.15, rendered by instruments in writing signed by the holders of not less than 66⅔% of the Debentures then outstanding or Debentures of an applicable series in the case of an action if taken at a meeting would be a Serial Meeting.

(b)
If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned until the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the holders of the Debentures then outstanding present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66⅔% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66⅔% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Trust Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution at a meeting of Debentureholders shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

12.13	Powers Cumulative

Any one or more of the powers in this Trust Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

12.14	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Debenture Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

12.15	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66⅔% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66⅔% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Trust Indenture shall include an instrument so signed.

12.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 12.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

12.17	Evidence of Rights Of Debentureholders

(a)
Any request, direction, notice, consent or other instrument which this Trust Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b)	The Debenture Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

12.18	Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 12.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 12 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 13
NOTICES

13.1	Notice to Trust and Debenture Trustee

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Debenture Trustee shall be deemed to be validly given if delivered (whether in person, by hand courier or other personal method of delivery) or if transmitted by telecopier to:

(a)	if to the Corporation:

Wi-LAN Inc.
11 Holland Avenue
Suite 608
Ottawa, Ontario K1Y 4S1

Attention:	Corporate Secretary
Facsimile:	(613) 688-4894

(b)	if to the Debenture Trustee:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario  M5J 2Y1

Attention:	Manager, Corporate Trust
Facsimile:	(416) 981-9777

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if telecopied the day of transmission or, if such day is not a Business Day, on the first Business Day following the day of transmission; provided that if such notice is delivered or telecopied after 4:00 p.m. (Toronto time), such notice will be deemed to be received on the next Business Day.  The Corporation or Debenture Trustee, as the case may be, may from time to time notify the other in the manner provided in this Section 13.1 of a change of address which from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or Debenture Trustee, as the case may be, for all purposes of this Trust Indenture.

13.2	Notice to Debentureholders

(a)
All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three Business Days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

(b)
If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in an English language daily newspaper of general circulation in Canada and in a French language daily newspaper of general circulation in the Province of Quebec.

(c)
Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in the newspaper in which publication was required.

(d)
All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture.

13.3	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 13.1, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 13.1.

ARTICLE 14
CONCERNING THE DEBENTURE TRUSTEE

14.1	No Conflict of Interest

The Debenture Trustee represents to the Corporation that at the date of execution and delivery by it of this Trust Indenture there exists no material conflict of interest in the role of the Debenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 14.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Trust Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Debenture Trustee shall, within 60 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 14.2.

14.2	Replacement of Debenture Trustee

(a)
Subject to the terms hereof, the Debenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 60 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. The Corporation shall have the power at any time on notice in writing to the Debenture Trustee to, and the Debentureholders by Extraordinary Resolution shall have the power at any time to, remove the existing Debenture Trustee and to appoint a new or successor Debenture Trustee.  If at any time a material conflict of interest exists in the Debenture Trustee’s role as a fiduciary hereunder the Debenture Trustee shall, within 60 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 14.2. The validity and enforceability of this Trust Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Debenture Trustee unless a new Debenture Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Debenture Trustee or any Debentureholder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct at the Corporation’s expense, for the appointment of a new Debenture Trustee but any new Debenture Trustee so appointed by the Corporation or by such court shall be subject to removal as aforesaid and the appointment of such new Debenture Trustee shall be effective only upon such new Debenture Trustee becoming bound by this Trust Indenture. Any new Debenture Trustee appointed under any provision of this Section 14.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Debenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

(b)
Any company into which the Debenture Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Debenture Trustee shall be a party, shall be the successor trustee under this Trust Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Debenture Trustee or of the Corporation or the Debenture Trustee ceasing to act, on payment of outstanding fees and expenses in accordance with Section 14.15, the Debenture Trustee shall execute and deliver an instrument assigning and transferring to such successor Debenture Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Debenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Debenture Trustee to the successor Debenture Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Debenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Debenture Trustee be made, executed, acknowledged and delivered by the Corporation.

14.3	Duties of Debenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Trust Indenture, the Debenture Trustee shall act honestly and in good faith with a view to the best interests of the holders and shall exercise that degree of care, diligence and skill that a reasonably prudent corporate trustee would exercise in comparable circumstances.

14.4	Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Debenture Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Trust Indenture or required by the Debenture Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Debenture Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 14.5, if applicable, and with any other applicable requirements of this Trust Indenture. The Debenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Debenture Trustee may act and rely on an opinion of Counsel.

14.5	Evidence and Authority to Debenture Trustee, Opinions, etc.

(a)
The Corporation shall furnish to the Debenture Trustee evidence of compliance with the conditions precedent provided for in this Trust Indenture relating to any action or step required or permitted to be taken by the Corporation or the Debenture Trustee under this Trust Indenture or as a result of any obligation imposed under this Trust Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Trust Indenture and the taking of any other action to be taken by the Debenture Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this Trust Indenture to be furnished to the Debenture Trustee in accordance with the terms of this Section 14.5 or (b) the Debenture Trustee, in the exercise of its rights and duties under this Trust Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b)	Such evidence shall consist of:

(i)	a certificate made by any one officer or director of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Trust Indenture;

(ii)
in the case of a condition precedent compliance with which is, by the terms of this Trust Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Trust Indenture; and

(iii)
in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Debenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms this Trust Indenture.

(c)
Whenever such evidence relates to a matter other than the certification and delivery of Debentures and the satisfaction and discharge of this Trust Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by it, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(d)
Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Trust Indenture shall include (a) a statement by the person giving the evidence that he or she has read and is familiar with those provisions of this Trust Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he or she has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e)
The Corporation shall furnish to the Debenture Trustee at any time if the Debenture Trustee so reasonably requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Trust Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Debenture Trustee so requires, furnish the Debenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Debenture Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Trust Indenture.

14.6	Officer’s Certificate as Evidence

Except as otherwise specifically provided or prescribed by this Trust Indenture, whenever in the administration of the provisions of this Trust Indenture the Debenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Debenture Trustee, if acting in good faith, may rely upon an Officer’s Certificate.

14.7	Experts, Advisers and Agents

The Debenture Trustee may:

(a)
employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Debenture Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)
employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the funds hereof and any solicitors employed or consulted by the Debenture Trustee may, but need not be, solicitors for the Corporation.

14.8	Debenture Trustee May Deal in Debentures

Subject to its duties and obligations set out in this Trust Indenture, the Debenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

14.9	Investment of Moneys Held by Debenture Trustee

(a)
Upon receipt of a written direction from the Corporation, the Debenture Trustee shall invest any funds being held pursuant to this Trust Indenture in Authorized Investments in its name in trust for the Debentureholders in accordance with such direction. Any direction from the Corporation to the Debenture Trustee shall be in writing and shall be provided to the Debenture Trustee no later than 9:00 a.m. (Toronto time) on the day on which the investment is to be made.  Any such direction received by the Debenture Trustee after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day.  Any direction from the Corporation for the release of funds must be received prior to 11:00 a.m. (Toronto time) on the day on which the release of funds is to be made.  Any such direction for the release of funds received after 11:00 a.m. (Toronto time) or on a non-Business Day, will be handled on a commercially reasonable efforts basis and may result in such funds being released on the next Business Day.

(b)
In the event that the Debenture Trustee does not receive a written direction or only a partial written direction to invest cash in an Authorized Investment, the Debenture Trustee may hold cash balances constituting part or all of the funds being held pursuant to this Trust Indenture and may, but need not, invest same in its deposit department, the deposit department of one of its Affiliates, or the deposit department of a Canadian chartered bank; but none of the Debenture Trustee, its Affiliates or the Canadian chartered bank shall be liable to account for any profit to any parties to this Trust Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Debenture Trustee, its Affiliates or such Canadian chartered bank.

(c)
The Debenture Trustee shall not be held liable for any losses incurred in the investment of any funds being held pursuant to this Trust Indenture in Authorized Investments, other than in the event of the gross negligence, or the wilful misconduct or bad faith of the Debenture Trustee.

(d)
Unless and until the Debenture Trustee or any Debentureholder in accordance with the terms hereof shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall pay over to the Corporation all interest received by the Debenture Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

14.10	Debenture Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 14.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 12, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

14.11	Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Trust Indenture or otherwise in respect of the premises.

14.12	Debenture Trustee Not Bound to Act on Trust’s Request

Except as in this Trust Indenture otherwise specifically provided, the Debenture Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Debenture Trustee, and the Debenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Debenture Trustee to be genuine.

14.13	Conditions Precedent to Debenture Trustee’s Obligations to Act Hereunder

(a)
The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Debenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b)
None of the provisions contained in this Trust Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)
The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them for which Debentures the Debenture Trustee shall issue receipts.

14.14	Authority to Carry on Business

The Debenture Trustee represents to the Corporation that at the date of execution and delivery by it of this Trust Indenture it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 14.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Trust Indenture and the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 60 days after ceasing to be authorized to carry on the business of a trust company in any of the Provinces of Canada either become so authorized or resign in the manner and with the effect specified in Section 14.2.

14.15	Compensation and Indemnity

(a)
The Corporation shall pay to the Debenture Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Debenture Trustee, and shall pay or reimburse the Debenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Debenture Trustee in the administration or execution of its duties under this Trust Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Debenture Trustee under this Trust Indenture shall be finally and fully performed. The Debenture Trustee’s compensation shall not be limited by any law on compensation of a Debenture Trustee of an express trust. Any amount due under this 15.15 and unpaid 30 days after request for such payment shall bear interest from the expiration of such 30 days at a rate per annum equal to the then current rate charged by the Debenture Trustee from time to time, payable on demand.

(b)
The Corporation hereby indemnifies and saves harmless the Debenture Trustee and its directors, officers, agents and employees from and against any and all loss, damages, charges, reasonable expenses, claims, demands, actions or liability whatsoever which may be brought against the Debenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence, or the wilful misconduct or bad faith by the Debenture Trustee, or the reckless disregard of the Debenture Trustee’s duties hereunder. The Debenture Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall be entitled (but not required) to assume the defence of any claim and the Debenture Trustee shall co-operate in the defence. The Corporation need not pay for any settlement made without its written consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Debenture Trustee or the discharge of this Trust Indenture.

(c)
In any claim for indemnity hereunder, the Debenture Trustee shall have the right to retain other Counsel to act on its behalf, provided that the fees and disbursements of such Counsel shall be paid by the Debenture Trustee unless: (i) the Corporation and the Debenture Trustee shall have mutually agreed to the retention of the other Counsel; (ii) the Corporation has not assumed the defence of the claim within 15 days of receiving notice of such claim; or (iii) the named parties to any such claim (including any added third or impleaded party) include both the Debenture Trustee and the Corporation and the representation of both parties by the same Counsel would be inappropriate due to the actual or potential differing interests between them.

(d)
The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Debenture Trustee through the gross negligence, wilful misconduct or bad faith by the Debenture Trustee, or the reckless disregard of the Debenture Trustee’s duties hereunder.

14.16	Acceptance of Trust

The Debenture Trustee hereby accepts the trusts in this Trust Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

14.17	Assignment and Enurement

The parties hereto acknowledge and agree, and any beneficiaries hereunder are hereby deemed to have acknowledged and agreed that the Debenture Trustee may, without the consent of any other party, assign all of its rights and duties under this Trust Indenture, and under any ancillary agreements executed in connection herewith, to such federal trust company as may result from Computershare Trust Company of Canada being continued as a trust company pursuant to the terms of the Trust and Loan Companies Act (Canada). Any such assignment shall be effective without the need for any further notice or advice to, or approval of, the parties hereto and without any further act or formality whatsoever.

14.18	Third Party Interests

Each party to this Trust Indenture hereby represents to the Debenture Trustee that any account to be opened by, or interest to be held by, the Debenture Trustee in connection with this Trust Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party not party to this Trust Indenture; or (ii) is intended to be used by or on behalf of a third party not party to this Trust Indenture, in which case such party hereto agrees to complete and execute forthwith a declaration in the Debenture Trustee’s prescribed form as to the particulars of such third party.

14.19	Debenture Trustee Not Bound to Act

The Debenture Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Debenture Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Debenture Trustee, in its sole judgment, determine at any time that its acting under this Trust Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the other parties to this Trust Indenture, provided (a) that the Debenture Trustee’s written notice shall describe the circumstances of such non-compliance; and (b) that if such circumstances are rectified to the Debenture Trustee’s satisfaction within such 10-day period, then such resignation shall not be effective.

14.20	Privacy Laws

The Parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Trust Indenture. Despite any other provision of this Trust Indenture, no party to this Trust Indenture shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Debenture Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Debenture Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Debenture Trustee agrees:  (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Trust Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

14.21	Force Majeure

Except for the payment obligations of the Corporation contained herein, none of the parties shall be liable to the others, or held in breach of this Trust Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of an act of god, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures).  Performance times under this Trust Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

ARTICLE 15
SUPPLEMENTAL INDENTURES

15.1	Supplemental Trust Indentures

(a)
Subject to any required regulatory approval, from time to time the Debenture Trustee and, when authorized by a resolution of the directors, the Corporation, subject to the prior approval of the TSX, to the extent required, may, and they shall when required by this Trust Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(i)	providing for the issuance of Additional Debentures under this Trust Indenture;

(ii)
adding to the covenants of the Corporation herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(iii)
making such provisions not inconsistent with this Trust Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(iv)
evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such Successor in accordance with the provisions of this Trust Indenture;

(v)	giving effect to any Extraordinary Resolution passed as provided in Article 12; and

(vi)	for any other purpose not inconsistent with the terms of this Trust Indenture,

provided, however, unless required by this Trust Indenture the Debenture Trustee may refuse to enter into any such indenture supplemental hereto which it reasonably determines does not afford adequate protection to the Debenture Trustee.

(b)
Unless the supplemental indenture states that the consent or concurrence of Debentureholders by Extraordinary Resolution is required, the consent or concurrence of Debentureholders shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture for the foregoing purposes. Further, the Corporation and the Debenture Trustee may without the consent or concurrence of the Debentureholders, by supplemental indenture or otherwise, make any changes or corrections in this Trust Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation providing for the issue of Additional Debentures, providing that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 16
EXECUTION AND FORMAL DATE

16.1	Execution

This Trust Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

16.2	Formal Date

For the purpose of convenience this Trust Indenture may be referred to as bearing the formal date of September 8, 2011, irrespective of the actual date of execution hereof.

[Remainder of this page intentionally left blank.]

IN WITNESS whereof the parties hereto have executed these presents.

WI-LAN INC.

By:	“James D. Skippen”
	Name:	James D. Skippen
	Title:	Chairman & Chief Executive Officer

By:	“Shaun McEwan”
	Name:	Shaun McEwan
	Title:	Chief Financial Officer

We have authority to bind the Corporation
COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Diane Small”
	Name:	Diane Small
	Title:	Manager, MBS

By:	“Lisa M. Kudo”
	Name:	Lisa M. Kudo
	Title:	Corporate Trust Officer

We have authority to bind the Debenture Trustee

SCHEDULE A

TO THE TRUST INDENTURE BETWEEN

WI-LAN INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF INITIAL DEBENTURE

SCHEDULE A
FORM OF INITIAL DEBENTURE

WI-LAN INC.
(A Corporation existing under the laws of Canada)

6.00% EXTENDIBLE CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

No.	CUSIP [928972AA6] / [928972AB4] ISIN [CA928972AA63] / [CA928972AB47]

Wi-LAN Inc. (the “Corporation”) for value received hereby acknowledges itself indebted and, subject to the provisions of the Trust Indenture (the “Trust Indenture”) dated as of September 8, 2011 between the Corporation and Computershare Trust Company of Canada (the “Debenture Trustee”), promises to pay to CDS & CO. as the registered holder hereof on the Initial Maturity Date or, if the Take-Up occurs prior to the time of a Termination Event, the Final Maturity Date, as applicable, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Trust Indenture the principal sum of ■ ($■) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Debenture Trustee in Toronto, Ontario, in accordance with the terms of the Trust Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from and including the date hereof, at the rate of 6.00% per annum, in like money in arrears in semi-annual instalments (less any tax required by law to be withheld) on September 30 and March 31 in each year and, should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. The first payment will be made on the third Business Day following the Take-Up (the “Initial Interest Payment Date”) and will include accrued and unpaid interest for the period from and including September 8, 2011 to but excluding the Initial Interest Payment Date. Following the Initial Interest Payment Date, the second interest payment on the Initial Debentures will be made on the next applicable semi-annual interest payment date, being either March 31 or September 30, and will include accrued and unpaid interest for the period from, and including, the Initial Interest Payment Date to, but excluding, such second interest payment date. Thereafter, all interest payments will be payable semi-annually in arrears on March 31 and September 30 in each year. The last interest payment shall fall due on September 30, 2016, unless the Initial Debentures are repaid in full on the Initial Maturity Date, in which case, interest will be paid on the Initial Maturity Date for the period from and including September 8, 2011 to but excluding the Initial Maturity Date.

Interest hereon shall be payable by electronic funds transfer to the registered holder hereof and, subject to the provisions of the Trust Indenture, the making of such transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of the Trust Indenture.  The authorized principal amount of the Initial Debentures is limited to an aggregate principal amount of $230,000,000 in lawful money of Canada and the authorized principal amount of Additional Debentures which may be issued under the Trust Indenture is unlimited. Reference is hereby expressly made to the Trust Indenture of a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Trust Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Trust Indenture, Initial Debentures of any denomination may be exchanged for an equal aggregate principal amount of Initial Debentures in any other authorized denomination or denominations.

The whole, or if this Initial Debenture is in a denomination in excess of $1,000 any part of which is $1,000 or an integral multiple thereof, of the principal of this Initial Debenture is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in the City of Toronto, at any time but after the date of the Take-Up and prior to 5:00 p.m. (Toronto time) on the earlier of the Final Maturity Date and the last Business Day immediately preceding the date specified by the Corporation for redemption of this Initial Debenture, into Freely Tradeable Common Shares of the Corporation (without adjustment to the Conversion Price for distributions on Common Shares issuable on conversion or for interest accrued on the Initial Debentures surrendered for conversion; however, holders converting their Initial Debentures shall be entitled to receive, in addition to the applicable number of Freely Tradeable Common Shares, accrued and unpaid interest in respect thereof as provided in the Trust Indenture) at a conversion price of $9.20 (the “Conversion Price”) per Common Share, being a rate of approximately 108.6957 Common Shares for each $1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Trust Indenture. The Trust Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest determined in accordance with the Trust Indenture. No Debentures may be converted during the period from the close of business on the Record Date preceding the Interest Payment Date (being September 30 and March 31 in each year) to and including such Interest Payment Date, commencing three Business Days after the Take-Up, as the registers of the Debenture Trustee will be closed during such periods.

The Initial Debenture may be redeemed at the option of the Corporation on the terms and conditions set out in the Trust Indenture at the redemption price therein set out. This Initial Debenture is not redeemable before September 30, 2014, except in the event of the satisfaction of certain conditions after a Change of Control has occurred.  On and after September 30, 2014 and prior to September 30, 2016, this Initial Debenture is redeemable at the option of the Corporation provided that the Corporation files with the Debenture Trustee on the day that notice of redemption of this Initial Debenture is first given an Officer’s Certificate of the Corporation certifying that the volume weighted average trading price per Common Share on the Toronto Stock Exchange (or elsewhere in accordance with the Trust Indenture) for the 20 consecutive trading days ending on the fifth trading day immediately preceding the date on which such notice is given, is at least 125% of the Conversion Price then in effect.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Initial Debentures at a price equal to 100% of the principal amount of such Initial Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Initial Debentures are so repurchased (the “Change of Control Purchase Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been tendered for purchase pursuant to the Change of Control Purchase Offer, the Corporation has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

In addition to the requirement for the Corporation to make a Change of Control Purchase Offer in the event of a Change of Control, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of:

(i)	cash, other than cash payments for fractional Common Shares and cash payments made in respect of dissenter’s appraisal rights;

(ii)	trust units, limited partnership units or other participating equity securities of a trust, limited partnership or similar entity;

(iii)	equity securities that are not traded or intended to be traded immediately following such transactions on a recognized stock exchange; or

(iv)	other property that is not traded or intended to be traded immediately following such transactions on a recognized stock exchange,

then subject to regulatory approvals, during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending 30 days after the Change of Control Purchase Offer is delivered, holders of Debentures will be entitled to convert their Debentures, subject to certain limitations, and receive, in addition to the number of Common Shares they would otherwise be entitled to receive, an additional number of Common Shares per $1,000 principal amount of Debentures calculated in accordance with the terms of the Indenture.

The Corporation may, on notice as provided in the Trust Indenture, at its option (subject to any applicable regulatory approval and as provided in the Trust Indenture), elect to satisfy the obligation to repay the principal amount of this Initial Debenture on the Final Maturity Date, on redemption by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount of this Initial Debenture by 95% of the Current Market Price on the Final Maturity Date or the date fixed for redemption, as the case may be.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Trust Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Trust Indenture, to the prior payment of all Senior Indebtedness and indebtedness to trade creditors of the Corporation, whether outstanding at the date of the Trust Indenture or thereafter created, incurred, assumed or guaranteed.  This Initial Debenture is subordinate to claims or creditors of the Corporation’s Subsidiaries, except to the extent the Corporation is a creditor of such Subsidiaries ranking at least pari passu with such other creditors.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Trust Indenture.

The Trust Indenture contains provisions making binding upon all holders of Debentures outstanding hereunder (or in certain circumstances, specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Trust Indenture.

The Trust Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares or an annuitant or beneficiary governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit sharing plan, registered disability savings plan or tax-free savings account, or the directors, officers or agents of the Corporation in respect of any obligation or claim arising out of the Trust Indenture or this Initial Debenture and limiting recourse for such obligation or claim only to the assets from time to time of the Corporation.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Toronto, Ontario and in such other place or places as the Corporation with the approval of the Debenture Trustee may designate.  No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee, and upon compliance with such reasonable requirements as the Debenture Trustee may prescribe and upon surrender of this Initial Debenture for cancellation.  Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Trust Indenture.

The Trust Indenture is and this Debenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Trust Indenture. In the event that the terms and conditions stated in this Debenture conflict, or are inconsistent with, the terms and conditions of the Trust Indenture, the Trust Indenture shall prevail and take priority.

IN WITNESS WHEREOF the Corporation has caused this Debenture to be signed by its authorized signatory as of the 8th day of September, 2011.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.
WI-LAN INC., by its authorized signatory Name: Title:

DEBENTURE TRUSTEE’S CERTIFICATE

This Initial Debenture is one of the 6.00% Extendible Convertible Unsecured Subordinated Debentures due on the Initial Maturity Date or the Final Maturity Date, as the case may be, and referred to in the Trust Indenture within mentioned.

Date: ____________________________

Computershare Trust Company of Canada

By: ____________________________
(Authorized Officer)

REGISTRATION PANEL (No writing hereon except by Debenture Trustee)
Date of Registration	In Whose Name Registered	Signature of Debenture Trustee

ASSIGNMENT
FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _______________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $______________ principal amount hereof”) of Wi-LAN Inc. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such  Initial Debenture in such register, with full power of  substitution in the premises.

Date:
Address of Transferee:

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee if applicable:
The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever.  The signature(s) on this form must be guaranteed by an authorized officer of a major Canadian Schedule 1 chartered bank whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program.  Notarized or witnessed signatures are not acceptable as guaranteed signatures.  The Guarantor must affix a stamp bearing the actual words:  “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer.  For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer.

Signature of Guarantor

Authorized Officer	Signature of transferring registered holder

Name of Institution

CONVERSION NOTICE
TO:	Wi-LAN Inc.
Note:	All capitalized terms used herein have the meaning ascribed thereto in the Trust Indenture, unless otherwise indicated.

The undersigned registered holder of  6.00% Extendible Convertible Unsecured Subordinated Debentures bearing Certificate No. ______ irrevocably elects to convert such Debentures (or $_____________ principal amount thereof) in accordance with the terms of the Trust Indenture and tenders herewith the Debentures, and, if applicable, directs that the Common Shares of Wi-LAN Inc. issuable upon a conversion be issued and delivered to the person indicated below.

Dated:	(Signature of Registered Holder)

If less than the full principal amount of this Debenture is being converted, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof) to be converted.
•	NOTE: If Common Shares are to be issued in the name of a person other than the holder, the signature must be guaranteed
•
Canada and the USA:  A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE MSP).  Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program.  The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•
Canada:  A Signature Guarantee obtained from the Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.  Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guarantee” Stamp) obtained from an authorized officer of a major Canadian Schedule 1 chartered bank.

•
Outside North America:  For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program.  The corresponding affiliate will arrange for the signature to be over-guaranteed.

The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the conversion of this Initial Debenture.

(Print name in which Common Shares are to be issued, delivered and registered)

Name:

Address:	(City, Province and Postal Code)

Name of guarantor:

Authorized signature:

SCHEDULE B

TO THE TRUST INDENTURE BETWEEN

WI-LAN INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE B
FORM OF REDEMPTION NOTICE

WI-LAN INC.
■ DEBENTURES REDEMPTION NOTICE

To:	Holders of ■ Debentures (the “Debentures”) of Wi-LAN Inc. (the “Corporation”)

Note:	All capitalized terms used herein have the meanings ascribed thereto in the Trust Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the Trust Indenture (the “Trust Indenture”) dated as of September ■, 2011 between the Corporation and Computershare Trust Company of Canada (the “Debenture Trustee”), that $■ aggregate principal amount of Debentures outstanding will be redeemed as of ■ (the “Redemption Date”), upon payment of a redemption amount of $■ for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $■, and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the “Redemption Price”).

The Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario  M5J 2Y1

Attention:	Manager, Corporate Trust
Facsimile:	(416) 981-9777

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price, plus accrued and unpaid interest, shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Price, plus accrued and unpaid interest, pursuant to the Trust Indenture.

[Pursuant to Section 4.6 of the Trust Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay to holders of Debentures the Redemption Price, [in whole/in part,] by issuing and delivering to the holders that number of Freely Tradeable Common Shares obtained by dividing the aggregate principal amount of Debentures by 95% of the Current Market Price of the Common Shares on the Redemption Date. $■ aggregate principal amount of Debentures will be redeemed by the Corporation pursuant to its Common Share Redemption Right.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the Common Share Redemption Right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Common Shares on the Redemption Date (less any tax required to be withheld, if any).]  [Delete as appropriate.]

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, the number of Freely Tradeable Common Shares(in book-based or certificated form) to which holders are entitled and cash equal to all accrued and unpaid interest to the Redemption Date together with the cash equivalent in lieu of all fractional Common Shares.

DATED:  ■

WI-LAN INC., by its authorized signatory

By:
	Name:	■
	Title:	■

SCHEDULE C

TO THE TRUST INDENTURE BETWEEN

WI-LAN INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

SCHEDULE C
FORM OF MATURITY NOTICE

WI-LAN INC.
6.00% EXTENDIBLE CONVERTIBLE UNSECURED
SUBORDINATED DEBENTURES MATURITY NOTICE

To:	Holders of 6.00% Extendible Convertible Unsecured Subordinated Debentures (the “Debentures”) of Wi-LAN Inc. (the “Corporation”)

Note:	All capitalized terms used herein have the meanings ascribed thereto in the Trust Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the Trust Indenture (the “Trust Indenture”) dated as of September ■, 2011 between the Corporation and Computershare Trust Company of Canada, as debenture trustee (the “Debenture Trustee”), that the Debentures are due and payable as of ■ (the “Maturity Date”) and the Corporation hereby advises the holders of Debentures that it will deliver to holders of Debentures in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures together with accrued and unpaid interest thereon.  [Pursuant to Section 4.10 of the Trust Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to repay, [in whole/in part,] by issuing and delivering to the holders that number of Freely Tradeable Common Shares equal to the number obtained by dividing the aggregate principal amount of such Debentures by 95% of the Current Market Price of Common Shares on the Maturity Date.  $■ aggregate principal amount of Debentures will be repaid by the Corporation pursuant to its Common Share Repayment Right.] [Delete as appropriate.] In the event that the Corporation elects to issue and deliver Common Shares as aforesaid, upon presentation and surrender of the Debentures, the Corporation shall pay or cause to be paid in cash to the holder all accrued and unpaid interest to the Maturity Date, together with the cash equivalent representing fractional Common Shares, and shall, on the Maturity Date, send to the Debenture Trustee the Freely Tradeable Common Shares (in book-based or certificated form) to which the holder is entitled.

DATED:  ■

WI-LAN INC., by its authorized signatory

By:
	Name:	■
	Title:	■

SCHEDULE D
U.S. SECURITIES LEGEND

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF WI-LAN INC. THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY:  (A) TO WI-LAN INC., (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT (“REGULATION S”), (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE 1933 ACT OR (2) RULE 144 UNDER THE 1933 ACT, IF AVAILABLE, (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, A LEGAL OPINION SATISFACTORY TO WI-LAN INC. MUST FIRST BE PROVIDED.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX. IF WI-LAN INC. IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT ON STOCK EXCHANGES IN CANADA, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA, AS REGISTRAR AND TRANSFER AGENT FOR THESE SECURITIES, OR SUCH OTHER ORGANIZATION OR ENTITY PERFORMING SUCH FUNCTION FOR WI-LAN INC. (THE “TRANSFER AGENT”) UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND WI-LAN INC., AND, IF SO REQUIRED BY THE TRANSFER AGENT, AN OPINION OF COUNSEL TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S.

SCHEDULE E
FORM OF DECLARATION FOR REMOVAL OF LEGEND

To:	Computershare Trust Company of Canada
as registrar and transfer agent for the
[6.00% Extendible Convertible Unsecured Subordinated Debentures,] / [Common Shares,]
of Wi-LAN Inc.
9th Floor, North Tower
100 University Avenue
Toronto, ON M5J 2Y1
Canada

The undersigned (a) acknowledges that the sale of the securities of Wi-LAN Inc. (the “Corporation”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that: (1) the undersigned is not an “affiliate” of the Corporation as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on behalf of any of them has engaged or will engage in any “directed selling efforts” (as defined in Regulation S) in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

Dated:
By:
Name:
Title: